   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 11, 1998
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                         FUTURE MEDIA PRODUCTIONS, INC.

             (Exact Name of Registrant as Specified in its Charter)

            CALIFORNIA                             3652                             95-4486758
 (State or Other Jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
  Incorporation or Organization)       Classification Code Number)             Identification No.)

                                25136 ANZA DRIVE
                           VALENCIA, CALIFORNIA 91355
                                 (805) 294-5575

         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                           --------------------------

                             ALEX SANDEL, PRESIDENT
                         FUTURE MEDIA PRODUCTIONS, INC.
                                25136 ANZA DRIVE
                           VALENCIA, CALIFORNIA 91355
                                 (805) 294-5575

         (Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent for Service)

                           --------------------------

                                   COPIES TO:

        MURRAY MARKILES, ESQ.                   ROBERT K. MONTGOMERY, ESQ.
         SCOTT D. GALER, ESQ.                       STANLEY SZE, ESQ.
Troop Steuber Pasich Reddick & Tobey,          Gibson, Dunn & Crutcher LLP
                 LLP
        2029 Century Park East                    2029 Century Park East
    Los Angeles, California 90067             Los Angeles, California 90067
            (310) 728-3200                            (310) 557-8022

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                           --------------------------

    If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                     PROPOSED MAXIMUM
                              TITLE OF EACH CLASS OF                                    AGGREGATE           AMOUNT OF
                           SECURITIES TO BE REGISTERED                              OFFERING PRICE(1)    REGISTRATION FEE
Common Stock, no par value........................................................     $50,000,000           $14,750

(1) Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(o) under the Securities Act of 1933.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION--SEPTEMBER 11, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS
--------------------------------------------------------------------------------

                                         Shares

[LOGO
  TO
                         FUTURE MEDIA PRODUCTIONS, INC.
COME]

                                  Common Stock

--------------------------------------------------------------------------------

Of the             shares offered in the initial public offering of Future Media
Productions, Inc.,        are being sold by Future Media and        shares are
being sold by certain shareholders. See "Principal and Selling Shareholders." Future Media will not receive any proceeds from the shares sold by the selling shareholders.

Prior to this offering, there has been no public market. The anticipated
offering price will be between $   and $   . The shares of Future Media will be
quoted in the Nasdaq National Market under the symbol "FMPI."

SEE "RISK FACTORS" ON PAGES 8 TO 12 FOR FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF FUTURE MEDIA.

                                                                                                                PER SHARE    TOTAL

    - Public Offering Price...................................................................................  $           $

    - Underwriting Discounts and Commissions..................................................................  $           $

    - Proceeds to Future Media................................................................................  $           $
    - Proceeds to Selling Shareholders........................................................................  $           $

Over--allotment options have been granted to the Underwriters by Future Media
for     shares and by the selling shareholders for     shares.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

PRUDENTIAL SECURITIES INCORPORATED

                                                      ING BARING FURMAN SELZ LLC

September   , 1998

DESCRIPTION OF PHOTOGRAPHS:

    - Photographs of Future Media's headquarters, mastering facility, replication machines and printing machines.

    - Collage of manufactured CDs.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Prospectus Summary.........................................................................................           4
Risk Factors...............................................................................................           8
Termination of S Corporation Status........................................................................          13
Use of Proceeds............................................................................................          14
Dividend Policy............................................................................................          14
Dilution...................................................................................................          15
Capitalization.............................................................................................          16
Selected Financial Data....................................................................................          17
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          19
Industry Overview..........................................................................................          27
Business...................................................................................................          30
Management.................................................................................................          39
Certain Relationships and Related Transactions.............................................................          45
Principal and Selling Shareholders.........................................................................          47
Description of Capital Stock...............................................................................          48
Shares Eligible For Future Sale............................................................................          49
Underwriting...............................................................................................          50
Legal Matters..............................................................................................          52
Experts....................................................................................................          52
Additional Information.....................................................................................          52
Index to Financial Statements..............................................................................         F-1

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION FROM THIS PROSPECTUS. IT IS NOT COMPLETE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT INVESTORS SHOULD CONSIDER BEFORE INVESTING IN THE COMMON STOCK. TO UNDERSTAND THIS OFFERING FULLY, INVESTORS SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION, THE FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTIONS WILL NOT BE EXERCISED. ALSO, EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS HAS BEEN ADJUSTED TO GIVE EFFECT TO A 600-FOR-1 STOCK SPLIT OF THE OUTSTANDING SHARES OF COMMON STOCK, EFFECTED IN AUGUST 1998, AND TO THE CHANGE OF THE STATUS OF FUTURE MEDIA FROM AN S CORPORATION TO A C CORPORATION FOR INCOME TAX PURPOSES.

                                  THE COMPANY

    Future Media is a leading vertically integrated manufacturer and supplier of compact discs ("CDs") to the computer hardware, software, on-line and publishing industries, providing mastering, replication and a full range of services, including printing, packaging and fulfillment. Future Media targets businesses with continuing high volume production requirements in the CD read-only memory ("CD-ROM") market such as America Online, Inc.; Packard Bell NEC, Inc.; Cendant Corporation; GT Interactive Software; Interplay Productions; 3Com Corporation; and InfoUSA, Inc. (formerly American Business Information). Future Media believes that due to its technologically advanced manufacturing equipment, plant design and workflow techniques, it is one of the most efficient high volume, low cost CD manufacturers and is well positioned to capitalize on the continued near-term growth in the CD-ROM market, as well as anticipated long-term growth in the digital versatile disc ("DVD") market.

    Future Media believes that the principal competitive factors in CD replication are price, turnaround time, capacity, service, quality and reliability, with price and turnaround time typically being the most important. Future Media believes that it competes favorably with respect to each of these factors and distinguishes itself from its competitors through an operating strategy founded on the following key principles:

    - maintaining high capacity manufacturing facilities at a single location;

    - continuing to invest in technologically advanced manufacturing equipment, supported by strong in-house engineering capabilities;

    - focusing on large production runs in order to maximize operational efficiency; and

    - marketing the Company's services directly to senior executives of companies with high volume production requirements.

    Future Media plans to increase sales and profitability through a growth strategy based on the following initiatives:

    - expanding its position as a leading low cost CD manufacturer within the computer hardware, software, on-line and publishing industries;

    - capitalizing on the growing DVD market; and

    - geographically expand its market presence, with particular emphasis on the eastern United States and Europe.

    Management believes that the DVD format will become the accepted medium for home video and software distribution and will represent a significant growth opportunity for Future Media. DVDs are similar to CDs and are manufactured using the same materials. However, DVDs are currently capable of storing nearly seven times as much data as CDs and can store such data for a variety of applications, including video, interactive games, software and audio. Future Media intends to use a portion of the net proceeds from this Offering to purchase DVD manufacturing equipment and intends to commence DVD production in 1999. In addition, half of its current CD production lines may be cost effectively adapted to the manufacture of DVDs as warranted by market demand.

    Future Media is a California corporation. Its executive offices are located at 25136 Anza Drive, Valencia, California 91355, and its telephone number is
(805) 294-5575.

                                  THE OFFERING

Shares Offered by Future Media..............  shares
Shares Offered by the Selling
  Shareholders..............................  shares
Total Shares Outstanding after the
  Offering..................................  shares (1)
Use of Proceeds by Future Media.............  To repay all existing bank debt, estimated to be $18.5 million at closing, to purchase
                                              approximately $10.5 million of capital
                                              equipment, to distribute approximately $3.5
                                              million to Existing Shareholders for the
                                              purpose of paying income taxes on 1998 S
                                              Corporation earnings and for general corporate
                                              purposes, including potential acquisitions of
                                              companies providing packaging or fullfillment
                                              services. The Company will not receive any
                                              proceeds from the sale of shares by the
                                              Selling Shareholders. See "Use of Proceeds."
Shares Offered in the Underwriters'
  Over-Allotment Options....................  shares by the Company and       shares by the
                                              Selling Shareholders, for a total of   shares.
Proposed Nasdaq National Market Symbol......  FMPI

------------------------

(1) Excludes (i) 1,200,000 shares of Common Stock available for issuance pursuant to the Company's 1998 Stock Incentive Plan of which 828,000 shares were subject to outstanding options as of the date of this Prospectus and
    (ii) 366,600 shares of Common Stock issuable upon exercise of certain warrants issued to David Moss, Vice President--Operations.

                                  RISK FACTORS

    See "Risk Factors" on pages 8 to 12 for factors that should be considered in connection with an investment in the shares of Future Media.

                   SUMMARY SELECTED FINANCIAL AND OTHER DATA

    The table below summarizes certain financial and operating data contained in the financial statements and elsewhere in this Prospectus. Investors should read the summary data below along with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the financial statements and the notes to those statements. The financial data below are derived from the Company's audited financial statements, with the exception of the data for the year ended December 31, 1994 and the six months ended June 30, 1997. The data for these periods are derived from the Company's unaudited financial statements, which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited periods.

                                                                                                       SIX MONTHS ENDED
                                                               YEARS ENDED DECEMBER 31,                    JUNE 30,
                                                    ----------------------------------------------  ----------------------
                                                       1994(1)       1995       1996       1997        1997        1998
                                                    -------------  ---------  ---------  ---------  -----------  ---------
                                                     (UNAUDITED)                                    (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales.........................................    $   2,223    $  26,972  $  25,814  $  36,042   $  16,442   $  16,709
Cost of goods sold................................        1,460       14,875     12,113     23,140      10,330      11,023
                                                         ------    ---------  ---------  ---------  -----------  ---------
Gross profit......................................          763       12,097     13,701     12,902       6,112       5,686
Selling, general and administrative expenses......          345        6,093      2,537      4,214       1,891       2,040
Stock warrant compensation expense(2).............       --           --         --         --          --           3,055
                                                         ------    ---------  ---------  ---------  -----------  ---------
Income from operations............................          418        6,004     11,164      8,688       4,221         591
Interest expense..................................          113          957      1,108        818         428         448
Other income (expense), net.......................          (52)          66        393         50          33          47
Change in accounting estimate for royalties(3)....       --           --          3,770     --          --          --
                                                         ------    ---------  ---------  ---------  -----------  ---------
Income before state income taxes..................          253        5,113     14,219      7,920       3,826         190
Provision for state income taxes..................            4           72        223        120          57           3
                                                         ------    ---------  ---------  ---------  -----------  ---------
Net income........................................    $     249    $   5,041  $  13,996  $   7,800   $   3,769   $     187
                                                         ------    ---------  ---------  ---------  -----------  ---------
                                                         ------    ---------  ---------  ---------  -----------  ---------

PRO FORMA STATEMENT OF INCOME DATA (UNAUDITED)(4):
Income before provision for income taxes..........                                       $   7,920               $     190
Pro forma income tax provision....................                                           2,909                      76
Pro forma net income..............................                                           5,011                     114
Pro forma basic earnings per share................                                             .56                     .01
Pro forma diluted earnings per share..............                                             .54                     .01
Weighted average shares outstanding--basic........                                       9,000,000               9,000,000
Weighted average shares outstanding--diluted......                                       9,233,333               9,643,133

OTHER DATA:
Capital expenditures..............................    $   6,797    $   6,277  $   1,585  $   7,477   $   1,011   $   3,775
Depreciation and amortization.....................          131        1,053      1,389      1,950         874       1,286
Number of full-time employees at period end(5)....           25           44         57         75          68          77

                                                                                          AT JUNE 30, 1998
                                                                                ------------------------------------
                                                                                    ACTUAL         AS ADJUSTED(6)
                                                                                ---------------  -------------------
                                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Current assets................................................................     $   7,552          $  30,384
Property and equipment, net...................................................        20,128             20,128
Total assets..................................................................        28,076             50,908
Current liabilities...........................................................        17,539             13,783
Long-term debt, less current portion..........................................        10,987                 23
Total shareholders' equity (deficit)..........................................          (526)            34,974

------------------------

(1) Reflects financial information for the period beginning June 8, 1994, the date of the Company's inception, through December 31, 1994. The Company commenced operations in October 1994.

(2) On January 1, 1998, the Company granted to one of its officers warrants to purchase 366,600 shares of stock at $0.0017 per share, with the warrants expiring on December 31, 2007. In connection with these warrants, the Company recognized compensation expense in the amount of $3,055,000 representing the excess of the estimated fair value of the shares over the exercise price.

(3) The Company executed license agreements with two developers of CD technology effective June 1, 1996 and October 1, 1996, respectively. The agreements set forth royalty rates payable to the licensors for the license to manufacture and sell CDs. Settlements totaling $70,000 for CD sales occurring prior to the effective dates of the agreements were reached. As a result of the settlement amounts, the Company's prior estimates of royalty liabilities were overstated by approximately $3,470,000 in 1995 and $300,000 in 1994.

(4) The Company has been exempt from paying federal income taxes and has paid certain state income taxes at a reduced rate as a result of its S Corporation status. Upon the completion of this Offering, the Company's S Corporation status will terminate. Pro forma statement of income data reflect the income tax expense that would have been recorded had the Company not been exempt from paying taxes under the S Corporation election. As a result of the termination of the Company's S Corporation status, the Company will be required to record a one-time, non-cash charge against historical earnings for additional deferred taxes based upon the increase in the effective tax rate from the Company's S Corporation status (1.5%) to C Corporation status (approximately 40%). This charge will occur in the quarter during which the Company's S Corporation status is terminated. If this charge were recorded at June 30, 1998, the amount would have been approximately $1,800,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 7 to the June 30, 1998 financial statements.

(5) Excludes temporary employees that are hired primarily to service seasonal packaging requirements of the Company's customers. The Company's temporary staffing levels ranged from 100 to 300 employees during 1997, as measured at the end of each month.

(6) As adjusted to reflect receipt of the net proceeds to the Company of $40.8 million from this Offering, repayment of existing bank debt of $14.7 million at June 30, 1998 (of which $11.0 million was classified as long-term debt), the distribution by the Company of $3.5 million to its Existing Shareholders for the purpose of paying income taxes on 1998 S Corporation earnings and the recording of additional deferred taxes based on the increase in the effective tax rate upon the anticipated change of the Company's S Corporation status to C Corporation status.

                                  RISK FACTORS

    Investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with an investment in Future Media. Each of these risk factors could adversely affect the Company's business, operating results, and financial condition, as well as adversely affect the value of an investment in the Company's Common Stock.

    DECLINING CD PRICES. The growth of the CD replicating business since the introduction of CD media in 1982 has attracted numerous entrants and resulted in increased worldwide CD production capacity. As a result of this increased competition, wholesale CD prices have historically declined. Although management believes prices have stabilized during 1998, the Company cannot assure investors that such prices will remain stable. If CD prices decline further, the Company may not be able to reduce its costs or increase its volume to offset such price declines.

    CONCENTRATION OF CUSTOMER BASE. The Company's operating model is based on the strategy of replicating CDs for high volume customers in order to reduce marginal production costs. Risks associated with customer concentration are inherent in this strategy. The Company's top three customers, America Online, Inc. ("AOL"), Packard Bell NEC, Inc. ("Packard Bell NEC") and Cendant Corporation ("Cendant"), accounted for approximately 71% of the Company's net sales for the six months ended June 30, 1998. As is typical in the CD replication industry, the Company generally does not have any agreements with its customers, containing purchase commitments or guaranteeing an ongoing business relationship, with the exception of short-term agreements with Packard Bell NEC and Cendant.

    DEPENDENCE ON KEY PERSONNEL. The Company's success has depended and will continue to depend to a significant extent upon its executive officers, including Alex Sandel, Chief Executive Officer, and David Moss, Vice President--Operations. The Company has entered into employment agreements with each of Messrs. Sandel and Moss. Mr. Sandel may terminate his agreement for any reason upon 180 days prior written notice to the Company. The Company plans to purchase $3 million of "key person" life insurance on each of Messrs. Sandel and Moss, of which the Company will be the sole beneficiary. The proceeds of such insurance may not be sufficient to offset the loss to the Company in the event of the death of either of these executive officers.

    COMPETITION. The CD replication industry is highly competitive and is experiencing consolidation. The Company faces its primary competition from independent CD replication companies, including Cinram International, Inc., Carlton Communications PLC (which recently acquired Nimbus CD International), KAO Infosystems Company, Zomax Optical Media, Inc., DOCdata N.V., Denon Electronics, Inc., Disctronics, Inc. and JVC Corporation. Certain of these companies have the ability to handle large volume requirements and offer services such as graphic design not currently offered by the Company. To a lesser extent, the Company competes with large service providers which are affiliated with major music and entertainment companies and have significantly greater resources than the Company. Many of the Company's competitors are, and future potential competitors may be, larger and more established with greater financial and other resources than the Company, and certain of these companies have already begun manufacturing DVDs. As a result, such competitors may be able to respond more quickly to market demands, or devote greater resources than the Company, to the manufacture, promotion and sale of their products.

    DEPENDENCE ON COMPUTER HARDWARE AND SOFTWARE INDUSTRIES. A substantial portion of the Company's sales are currently to customers in the computer hardware and software industries. The Company is therefore dependent upon the continued growth and financial stability of customers in these industries, which may be affected by general economic conditions, changing consumer trends, sales of personal computers, the installed base of CD-ROM and DVD drives in computers and other interactive disc players, as well as the ability of software publishers to create commercially successful content.

    DVD ACCEPTANCE. The Company believes that DVD technology is positioned to become the accepted medium for home video and software distribution. The Company plans to commence replication of DVDs in 1999 and anticipates that DVD replication will become a significant part of the Company's business. However, several issues could prevent DVD technology from enjoying widespread consumer acceptance, including inadequate copyright protection, competing DVD formats, potentially high costs of switching from video cassettes to DVD, and the availability of pay-per-view and other forms of on-line transmission as alternatives to DVD.

    CHALLENGES OF DEVELOPING DVD CUSTOMER BASE. The Company does not currently manufacture DVDs. The Company believes DVD sales will be primarily driven by motion picture producers and distributors, computer hardware manufacturers and producers of computer software and games. In addition to expanding its customer relationships with computer hardware manufacturers and producers of computer software and games, the Company intends to develop new relationships with motion picture producers and distributors because of the strong demand for DVDs that may come from the motion picture industry. The Company's success in the DVD market will depend on its ability to attract DVD customers.

    QUARTERLY FLUCTUATIONS. The Company's results of operations have fluctuated from quarter to quarter, and the Company expects these fluctuations to continue in the future. The Company may experience variability in its net sales and net income on a quarterly basis as a result of many factors, including the risk factors described in this Prospectus, the timing of new product releases and the commercial success of products offered by the Company's customers and general changes in economic and industry conditions. Also, the demand for CDs and other multimedia consumer products is usually highest in the second half of the year, concurrent with the new school year and holiday gift purchases. This seasonality could result in significant quarterly variations in financial results, with the third and fourth quarters generally being the strongest. The Company may not be able to adequately reduce its costs on a timely basis if revenues do not meet expectations in any given quarter.

    DEPENDENCE ON TECHNOLOGY LICENSES. The Company manufactures CDs using patented technology primarily under nonexclusive licenses from U.S. Philips Corporation ("Philips") and Discovision Associates ("DVA"). These licenses generally provide for the payment of royalties based upon the number, type and size of CDs sold. The Company's licenses from Philips and DVA continue until the expiration of the last patent covered by the respective licenses. The Company may also be required to obtain licenses from the owners of DVD technology to manufacture DVDs. Although the Company expects to obtain such licenses as they are made available to industry participants, the Company cannot assure investors that such licenses will be obtained and cannot predict the amount of any royalty that may be payable under any such licenses. Also, the Company cannot assure investors that holders of other patents will not bring suit for patent infringement against the Company and obtain injunctive relief enjoining the Company from utilizing the licensed technologies.

    AFFILIATION WITH MAJOR CUSTOMER. The Existing Shareholders hold a significant minority interest in Packard Bell NEC and Alex Sandel serves as a director of Packard Bell NEC. The Company has a one-year manufacturing agreement with Packard Bell NEC pursuant to which Packard Bell NEC commits to use the Company's replication services for substantially all of its United States CD replication needs subject to certain conditions. The Company cannot guarantee that the Existing Shareholders will continue their relationship with Packard Bell NEC, that Packard Bell NEC will renew its agreement with the Company, or that Packard Bell NEC will continue to be a major customer of the Company.

    NEED TO RESPOND TO TECHNOLOGICAL CHANGE. The industries served by the Company are characterized by rapidly changing technologies. Competing technologies, such as broadband data delivery systems, may render the Company's existing and/or planned products and services obsolete. Also, the Company cannot assure investors that it will be able to successfully adapt its manufacturing processes to new technologies, that it will have the financial resources to make the capital expenditures necessary for such adaptations or that it will be able to generate sufficient sales to recover these capital expenditures.

    OPERATIONAL DOWNTIME. Because the Company's business model is based on operating replicating facilities at a single geographic location in order to achieve efficiencies associated with high volume, the Company will not be able to move production quickly to another facility when experiencing operational downtime or capacity reduction. Such operational downtime or capacity reduction could be caused by earthquakes, power outages or other events outside the Company's control. Any operational downtime or capacity reduction could result in the loss of major orders or customers and have a disproportionate adverse impact on the Company's business, financial condition and results of operation.

    POTENTIAL INABILITY TO MANAGE GROWTH. Any future expansion, internally or through acquisitions, may place significant demands on the Company's management, operational, administrative and financial resources. The Company's future performance and profitability will depend on a number of factors, including its ability to recruit, motivate and retain qualified personnel, and the implementation of enhancements to the Company's operational and financial systems, including public company reporting obligations.

    CONTROL BY FOUNDERS. Upon completion of the Offering, the Company's founders, Alex Sandel, Beny Alagem and Jason Barzilay, will beneficially own
approximately    % (   % if the Underwriters' Over-Allotment Options are
exercised in full) of the Company's outstanding shares. As a result of such ownership, the founding shareholders have the ability, if acting in concert, to determine the outcome of elections and matters presented for approval by the shareholders of the Company, including the ability to elect or remove all members of the Board of Directors and thereby control the affairs and management of the Company. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, could adversely affect the voting and other rights of the other holders of Common Stock and could depress the price of the Common Stock.

    BENEFITS OF OFFERING TO CERTAIN EXISTING SHAREHOLDERS. The Existing Shareholders will receive substantial benefits from the sale of Common Stock in the Offering which are not afforded to investors generally. Specifically, the Company expects to use approximately $18.5 million of the net proceeds from the Offering to repay Company borrowings personally guaranteed by the Existing Shareholders. Such guarantees may be released upon the repayment of such Company borrowings. The Company expects to distribute approximately $3.5 million of the net proceeds from the Offering to Existing Shareholders for the purpose of paying income taxes on 1998 S Corporation earnings. The Selling Shareholders will also receive net proceeds of $ in the aggregate, and may benefit from increased liquidity of their remaining investment in the Company resulting from the Offering. As a result, these shareholders will receive immediate benefits from the Offering.

    ENVIRONMENTAL REGULATIONS. The Company uses hazardous materials in its mastering operations. As a result, the Company is subject to federal, state and local regulations governing the storage, use and disposal of such materials. The storage, use and disposal of hazardous materials involves the risk that the Company could be required to incur substantial expenditures for preventive or remedial action, reduction of chemical exposure, or waste treatment or disposal. Although the Company has had no contamination accidents, believes it is in compliance with applicable regulations and maintains insurance coverage against environmental liability, the liability in the event of an accident or the costs of remediation could exceed the Company's resources or insurance coverage.

    YEAR 2000 ISSUE. The Company has commenced a year 2000 date conversion project to address necessary testing, code changes, and implementation with respect to its information systems. The Company does not presently anticipate any significant expenses from the conversion of its own information systems, manufacturing equipment, databases or programs. The Company is in the process of developing a plan to assess the effect that non-year 2000 compliant third parties may have on the Company.

    ABSENCE OF DIVIDENDS. Although the Company has historically paid cash dividends when operating as an S Corporation, it has no current intention following its conversion to C Corporation status to declare or pay dividends on its Common Stock, other than the approximately $3.5 million distribution out of the proceeds of the Offering to its Existing Shareholders for the purpose of paying income taxes on 1998 S Corporation earnings, and intends to follow a policy of retaining earnings to finance the growth of its business. Any future determination to declare or pay dividends will be at the discretion of the Board of Directors of the Company and will be dependent on the Company's results of operations, financial condition, contractual and legal restrictions and other factors deemed relevant by the Board of Directors. Pursuant to the Company's current loan agreement, the Company may not declare or pay any dividends or make any distribution without the prior written consent of its commercial bank.

    IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution in the pro forma net tangible book value of the Common Stock from the initial public offering
price. Investors will sustain an immediate and substantial dilution of $   per
share (assuming an initial public offering price of $   per share) based on the
pro forma deficit at June 30, 1998 of $5.8 million. Additional dilution may occur upon the exercise of outstanding stock options and warrants.

    ABSENCE OF PRIOR PUBLIC MARKET. Prior to the Offering, there has been no public market for the Common Stock, the Company cannot assure investors that an active trading market for the Common Stock will develop as a result of the Offering or, if developed, that it will continue.

    POSSIBLE VOLATILITY OF STOCK PRICE. The trading price of the Common Stock could be subject to wide fluctuations in response to variations in operating results, news announcements relating to the Company's business (including new product introductions by the Company or its competitors), changes in financial estimates by securities analysts, operating and stock price performance of other companies that investors may deem comparable to the Company, as well as other developments affecting the Company or its competitors. In addition, the trading price of the Common Stock could be subject to wide fluctuations in response to general market trends, changes in general conditions in the economy, the financial markets or the manufacturing or retail industries and other factors which may be unrelated to the Company's performance.

    DETERMINATION OF OFFERING PRICE. The initial public offering price of the shares of Common Stock is determined by negotiations among the Company, the Selling Shareholders and the Underwriters and does not necessarily bear any relationship to the Company's book value, assets, past operating results, financial condition or any other established criteria of value. The Company cannot assure investors that the shares offered hereby will trade at market prices in the range of the initial public offering price.

    SHARES ELIGIBLE FOR FUTURE SALE.  Upon completion of the Offering, the
Company will have       shares of Common Stock outstanding (      if the
Underwriters' over-allotment options are exercised in full). Of those shares, a
total of       shares (plus       additional shares if the Underwriters exercise
their over-allotment options in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, unless purchased or held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. Under Rule 144, sales of Common Stock by affiliates of the Company are subject to the volume limitations, manner of sale, and notice requirements of Rule 144. The Company, its executive officers, directors and shareholders, including the Selling Shareholders, will execute lock-up agreements under which they will agree that they will not offer or sell any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for options granted pursuant to the Company's 1998 Stock Option Plan. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the shares of Common Stock subject to such lock-up agreements. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise capital through an additional public offering of equity securities.

    POSSIBLE ANTI-TAKEOVER EFFECTS. The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to those of the Common Stock. Following the Offering, no shares of Preferred Stock of the Company will be outstanding, and the Company has no present intention to issue any shares of Preferred Stock. However, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, which may depress the market value of the Common Stock.

    ELIMINATION OF CUMULATIVE VOTING. The Articles of Incorporation of the Company provide that at such time as the Company has 800 or more holders of its Common Stock as of the record date of the Company's most recent annual meeting of shareholders, the cumulative voting rights of shareholders will cease. This provision will have the effect of making it more difficult for minority shareholders to obtain representation on the Board of Directors.

                      TERMINATION OF S CORPORATION STATUS

    Future Media Productions, Inc. ("Future Media" or the "Company") has been treated as an S Corporation since its inception. As a result, through the date immediately preceding the date of termination of its S Corporation status (the "Termination Date"), its earnings have been and will be taxed for federal income tax purposes directly to Alex Sandel, Beny Alagem and Jason Barzilay, the holders of all of the currently outstanding shares of Common Stock (the "Existing Shareholders"), rather than to the Company. Other than a tax imposed on S Corporations by the State of California (currently 1.5% of income), state income taxes on earnings also have been the responsibility of the Existing Shareholders. The Termination Date will occur immediately prior to the closing of the Offering. On the Termination Date, the Company will become a C Corporation for federal tax purposes and be subject to federal and state corporate income taxes. See Notes 1 and 7 of Notes to the June 30, 1998 financial statements.

    The Company paid an aggregate of $13.7 million in dividends to the Existing Shareholders from January 1, 1998 through the date of this Prospectus. These dividends were paid to Existing Shareholders to pay their income taxes and as a return of their investment. The Company intends to pay a cash dividend (estimated to be $3.5 million in the aggregate) to the Existing Shareholders for the purpose of paying income taxes on S Corporation earnings.

    Immediately prior to the Offering, the Company and the Existing Shareholders will enter into a tax indemnification agreement (the "Tax Agreement") relating to their respective income tax liabilities. The Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Shareholders on the other only to the extent that such parties received the related income giving rise to such taxes. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of the Company for a year in which it was treated as an S Corporation, the Company will indemnify the Existing Shareholders and the Existing Shareholders will indemnify the Company against any increase in the indemnified party's income tax liability (including interest and penalties and related costs and expenses), with respect to any tax year to the extent such increase results in a related decrease in the income tax liability of the indemnifying party for any year. The Company will also indemnify the Existing Shareholders for all taxes imposed upon them as the result of their receipt of an indemnification payment under the Tax Agreement. Any payment made by the Company to the Existing Shareholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes. See "Certain Relationships and Related Transactions."

                                USE OF PROCEEDS

    The net proceeds to Future Media from the sale of the       shares (at an
assumed initial public offering price of $   per share), after deducting the
underwriting discounts and commissions and estimated Offering expenses, are
estimated to be approximately $40.8 million ($   million if the Underwriters'
over-allotment option by Future Media is exercised in full).

    The Company expects to use a portion of the net proceeds to repay all existing bank debt to Greyrock Business Credit, a division of NationsCredit Commercial Corporation ("Greyrock"), in an amount estimated to be $18.5 million. The bank debt was used to pay a distribution to the Existing Shareholders of $11.1 million and for general corporate purposes. The Existing Shareholders have personally guaranteed repayment of the bank debt; and upon repayment of the loan from Greyrock, the shareholder guarantee will terminate. See "Certain Relationships and Related Transactions." The Company also expects to use $10.5 million of the net proceeds to purchase capital equipment and $3.5 million to distribute to the Company's Existing Shareholders for the purpose of paying income taxes on 1998 S Corporation earnings. The balance of the net proceeds will be used for working capital and general corporate purposes, including the potential acquisitions of companies providing packaging or fulfillment services. Pending such uses, the Company intends to invest the net proceeds in United States government short-term interest bearing securities or other guaranteed obligations of the United States government.

                                DIVIDEND POLICY

    Although the Company has historically paid cash dividends when operating as an S Corporation, it has no current intention following its conversion to C Corporation status to declare or pay dividends on its Common Stock, other than the approximately $3.5 million distribution out of the net proceeds of the Offering to its Existing Shareholders for the purpose of paying income taxes on 1998 S Corporation earnings and intends to follow a policy of retaining earnings to finance the growth of its business. Any future determination to declare or pay dividends will be at the discretion of the Board of Directors of the Company and will be dependent on the Company's results of operations, financial condition, contractual and legal restrictions and other factors deemed relevant by the Board of Directors. Pursuant to the Company's current loan agreement, the Company may not declare or pay any dividends or make any distribution without the prior written consent of its commercial bank.

                                    DILUTION

    Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution in the pro forma net tangible book value of the Common Stock from the initial public offering price. The pro forma deficit of the Common Stock as of June 30, 1998 was $5.8 million. Pro forma net tangible book value per share is equal to the total tangible assets of the Company, less total liabilities, divided by the number of shares of Common Stock outstanding, after giving effect to (i) the distribution by the Company of approximately $3.5 million to its Existing Shareholders for the purpose of paying income taxes on 1998 S Corporation earnings and (ii) the recording by the Company of additional deferred taxes as if the Company were treated as a C Corporation at June 30,
1998. After giving effect to the sale of       shares of Common Stock offered by
the Company hereby and the receipt and the application of the estimated net
proceeds therefrom (at an assumed initial public offering price of $   per
share, after deducting the underwriting discounts and commissions, and estimated offering expenses), the pro forma net tangible book value of the Company as of
June 30, 1998 would have been approximately $      or $   per share. This
represents an immediate increase in net tangible book value of $   per share to
the Company's current shareholders and an immediate and substantial dilution of
$   per share to new shareholders purchasing shares in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price.............................             $
    Pro forma deficit as of June 30, 1998.........................  $   (0.65)
    Increase attributable to new shareholders.....................
                                                                    ---------
Pro forma net tangible book value as of June 30, 1998 after the
  Offering........................................................
                                                                               ---------
Dilution to new shareholders......................................             $
                                                                               ---------
                                                                               ---------

    The following table summarizes, on a pro forma basis as of June 30, 1998 (after giving effect to the distribution of approximately $3.5 million to Existing Shareholders for the purpose of paying income taxes on 1998 S Corporation earnings), a comparison of the number of shares of Common Stock acquired from the Company, the percentage ownership of such shares, the total consideration, the percentage of total consideration and the average price per share paid by the Existing Shareholders and by the investors purchasing shares of Common Stock in the Offering.

                                             SHARES PURCHASED       TOTAL CONSIDERATION     AVERAGE
                                          ----------------------  -----------------------    PRICE
                                           NUMBER      PERCENT      AMOUNT      PERCENT    PER SHARE
                                          ---------  -----------  ----------  -----------  ----------
Current shareholders....................                       %  $                     %  $
New investors...........................                                                   $
                                          ---------       -----   ----------       -----   ----------
                                                          100.0%  $                100.0%
                                          ---------       -----   ----------       -----   ----------
                                          ---------       -----   ----------       -----   ----------

    The foregoing tables and calculations assume no exercise of outstanding options under the Company's 1998 Stock Incentive Plan (the "Stock Plan") and no exercise of the warrants granted to David Moss (the "Moss Warrants"). At the date of this Prospectus, 828,000 shares of Common Stock were subject to outstanding options under the Stock Plan at a weighted average exercise price of $11.35 per share and 366,600 shares of Common Stock were issuable upon exercise of the Moss Warrants at an exercise price of $0.0017 per share. To the extent options or warrants are exercised, there will be further dilution to new investors. See "Description of Capital Stock--Warrants."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of June 30, 1998 and as adjusted to give effect to the recording of the Company of additional deferred taxes as if the Company were treated as a C Corporation at June 30, 1998 and the movement of retained earnings (accumulated deficit) to paid in capital upon conversion from an S Corporation to a C Corporation at June 30, 1998, the sale of the shares of Common Stock offered by the Company hereby and the receipt and application of the estimated net proceeds therefrom, including the repayment of $14.7 million of bank debt as of June 30, 1998 (of which $11.0 million was classified as long-term debt) and the distribution by the Company of approximately $3.5 million to its Existing Shareholders for the purpose of paying income taxes on 1998 S Corporation earnings. See "Use of Proceeds."

                                                                                               AT JUNE 30, 1998
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)

Long-term debt, less current portion......................................................  $  10,987   $      23
                                                                                            ---------  -----------
Shareholders' equity(1):
  Preferred Stock, no par value;
    5,000,000 shares authorized; no shares issued or
    outstanding actual or as adjusted.....................................................     --          --
  Common Stock, no par value;
    45,000,000 shares authorized; 9,000,000 shares issued and outstanding;          shares
    outstanding as adjusted...............................................................      3,070      34,974
  Retained earnings (accumulated deficit).................................................     (3,596)     --
                                                                                            ---------  -----------
Total shareholders' equity................................................................       (526)     34,974
                                                                                            ---------  -----------
    Total capitalization..................................................................  $  10,461   $  34,997
                                                                                            ---------  -----------
                                                                                            ---------  -----------

------------------------

(1) Excludes (i) 1,200,000 shares of Common Stock available for issuance pursuant to the Stock Plan, of which 828,000 shares were subject to outstanding options as of the date of this Prospectus at a weighted average exercise price of $11.35 per share (See "Management--Stock Plan") and (ii) 366,600 shares of Common Stock issuable upon exercise of the Moss Warrants at an exercise price of $0.0017 per share. See "Description of Capital Stock--Warrants."

                            SELECTED FINANCIAL DATA

    The following table sets forth selected financial data for the Company for the periods indicated. The following selected statement of income data for the year ended December 31, 1997 and six months ended June 30, 1998, and the balance sheet data as of December 31, 1997 and June 30, 1998 are derived from the financial statements and notes thereto audited by Ernst & Young LLP, independent auditors, and are included elsewhere herein. The following selected statement of income data for the years ended December 31, 1995 and 1996, and the balance sheet data as of December 31, 1995 and 1996 are derived from the financial statements and notes thereto audited by Brown, Leifer, Slatkin + Berns (now known as Brown, Leifer, Slatkin + Berns LLP), independent auditors, and are included elsewhere herein. The unaudited selected statement of income data for the period ended December 31, 1994, the six-month period ended June 30, 1997 are derived from unaudited financial statements of the Company prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations. The results of operations for an interim period are not necessarily indicative of results to be expected for a full year. The following data should be read in conjunction with the Financial Statements of the Company and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                                         SIX MONTHS ENDED
                                                                 YEARS ENDED DECEMBER 31,                    JUNE 30,
                                                      ----------------------------------------------  ----------------------
                                                         1994(1)       1995       1996       1997        1997        1998
                                                      -------------  ---------  ---------  ---------  -----------  ---------
                                                       (UNAUDITED)                                    (UNAUDITED)
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales...........................................    $   2,223    $  26,972  $  25,814  $  36,042   $  16,442   $  16,709
Cost of goods sold..................................        1,460       14,875     12,113     23,140      10,330      11,023
                                                           ------    ---------  ---------  ---------  -----------  ---------
Gross profit........................................          763       12,097     13,701     12,902       6,112       5,686
Selling, general and administrative expenses........          345        6,093      2,537      4,214       1,891       2,040
Stock warrant compensation expense(2)...............       --           --         --         --          --           3,055
                                                           ------    ---------  ---------  ---------  -----------  ---------
Income from operations..............................          418        6,004     11,164      8,688       4,221         591
Interest expense....................................          113          957      1,108        818         428         448
Other income (expense), net.........................          (52)          66        393         50          33          47
Change in accounting estimate for royalties(3)......       --           --          3,770     --          --          --
                                                           ------    ---------  ---------  ---------  -----------  ---------
Income before state income taxes....................          253        5,113     14,219      7,920       3,826         190
Provision for state income taxes....................            4           72        223        120          57           3
                                                           ------    ---------  ---------  ---------  -----------  ---------
Net income..........................................    $     249    $   5,041  $  13,996  $   7,800   $   3,769   $     187
                                                           ------    ---------  ---------  ---------  -----------  ---------
                                                           ------    ---------  ---------  ---------  -----------  ---------
PRO FORMA STATEMENT OF INCOME DATA(4)(UNAUDITED):
Pro forma net income data:
Income before provision for income taxes............                                       $   7,920               $     190
Pro forma income tax provision......................                                           2,909                      76
Pro forma net income................................                                           5,011                     114
Pro forma basic earnings per share..................                                             .56                     .01
Pro forma diluted earnings per share................                                             .54                     .01
Weighted average shares outstanding--basic..........                                       9,000,000               9,000,000
Weighted average shares outstanding--diluted........                                       9,233,333               9,643,133

                                                                AT DECEMBER 31,                       AT JUNE 30, 1998
                                                 ----------------------------------------------  --------------------------
                                                     1994         1995       1996       1997      ACTUAL    AS ADJUSTED(5)
                                                 -------------  ---------  ---------  ---------  ---------  ---------------
                                                  (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Current assets.................................    $   1,513    $  10,846  $  11,252  $   8,036  $   7,552     $  30,384
Property and equipment, net....................        6,668       11,896     12,097     17,636     20,128        20,128
Total assets...................................        8,225       22,909     24,155     25,920     28,076        50,908
Current liabilities............................        6,436       12,839      8,865     14,132     17,539        13,783
Long term debt, less current portion...........        1,525        4,765      2,145      1,784     10,987            23
Total shareholders' equity (deficit)...........          264        5,305     13,144      9,936       (526)       34,974
Dividends per share............................       --           --            .68       1.22       1.52

------------------------------

(1) Reflects financial information for the period beginning June 8, 1994, the date of the Company's inception, through December 31, 1994. The Company commenced operations in October 1994.

(2) On January 1, 1998, the Company granted one of its officers warrants to purchase 366,600 shares of stock at $0.0017 per share, with the warrants expiring on December 31, 2007. In connection with these warrants, the Company recognized compensation expense in the amount of $3,055,000 representing the excess of the estimated fair value of the shares over the exercise price.

(3) The Company executed license agreements with two developers of CD technology effective June 1, 1996 and October 1, 1996, respectively. The agreements set forth royalty rates payable to the licensors for the license to manufacture and sell CDs. Settlements totaling $70,000 for CD sales occurring prior to the effective dates of the agreements were reached. As a result of the settlement amounts, the Company's prior estimates of royalty liabilities were overstated by approximately $3,470,000 in 1995 and $300,000 in 1994.

(4) The Company has been exempt from paying federal income taxes and has paid certain state income taxes at a reduced rate as a result of its S Corporation status. Upon the completion of this Offering, the Company's S Corporation status will terminate. Pro forma statement of income data reflect the income tax expense that would have been recorded had the Company not been exempt from paying taxes under the S Corporation election. As a result of the termination of the Company's S Corporation status, the Company will be required to record a one-time, non-cash charge against historical earnings for additional deferred taxes based upon the increase in the effective tax rate from the Company's S Corporation status (1.5%) to C Corporation status (approximately 40%). This charge will occur in the quarter during which the Company's S Corporation status is terminated. If this charge were recorded at June 30, 1998, the amount would have been approximately $1,800,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1 and 7 to the June 30, 1998 financial statements.

(5) As adjusted to reflect receipt of the net proceeds to the Company of $40.8 million from this Offering, repayment of existing bank debt of $14.7 million at June 30, 1998 (of which $11.0 million was classified as long-term debt), the distribution by the Company of $3.5 million to its Existing Shareholders for the purpose of paying income taxes on 1998 S Corporation earnings and the recording of the additional deferred taxes based on the increase in the effective tax rate upon the anticipated change of the Company's S Corporation status to C Corporation status.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    Future Media is a leading vertically-integrated, high volume, low cost independent manufacturer of compact discs to the computer hardware and software, on-line and publishing industries, providing mastering, replication and a full range of services, including printing, packaging and fulfillment. Future Media targets businesses with continuing high volume production requirements in the CD-ROM market, and believes it is one of the most efficient high-volume, low cost CD manufacturers.

    The Company believes it distinguishes itself from its competitors through an operating strategy founded on the following key principles: (i) maintaining high capacity manufacturing facilities at a single location, (ii) continuing to invest in technologically advanced manufacturing equipment, supported by strong in-house engineering capabilities, (iii) focusing on large production runs in order to maximize operational efficiency, and (iv) marketing the Company's services directly to senior executives of companies with high volume production requirements. Future Media believes that the principal competitive factors in the CD replicating industry are price, turnaround time, capacity, service, quality and reliability, with price and turnaround time typically being the most important. Future Media believes that it competes favorably with respect to each of these factors.

    The Company typically operates with short lead times from its customers. Completion of orders is often predicated upon receipt of printed materials and the customer's delivery requirements. Therefore, the Company's backlog as of any particular date is not a meaningful indicator of the Company's future financial results.

TERMINATION OF S CORPORATION STATUS

    Since its incorporation in June 1994, the Company has operated as an S Corporation, and therefore has not been subject to federal income taxes and only minimally to state income taxes. As an S Corporation, the Company's shareholders are subject to federal and state taxes based on the Company's earnings. The Company has historically paid dividends to its shareholders on an annual basis in amounts which have generally been equal to the taxes they have been required to pay on the Company's earnings. In April 1998, dividends totaling $2,604,000 were paid to the Existing Shareholders as a distribution of 1997 earnings for this purpose. In addition, in May 1998, the Existing Shareholders received a distribution totaling $11,100,000. As a result of terminating the Company's S Corporation status, the Company will be required to record a one-time, non-cash charge against historical earnings for additional deferred taxes based upon the increase in the effective tax rate from the Company's S Corporation status (1.5%) to C Corporation status (approximately 40%). The deferred taxes are a result of timing differences, principally depreciation expense, between increased amounts deducted for tax purposes as compared to financial statement purposes and would increase the Company's cash liability for taxes at some future date. This charge will occur in the quarter during which the Company's S Corporation status is terminated. If this charge were recorded at June 30, 1998, the amount would have been approximately $1,800,000.

    Management expects that the S Corporation status of the Company will terminate upon the closing of this Offering and, thereafter, the Company will be subject to federal and state income taxes. As a result of terminating its S Corporation status, the Company will pay a distribution to the Existing Shareholders of approximately $3,500,000 for the purpose of paying income taxes on earnings of the Company for the period January 1, 1998 through the Termination Date.

QUARTERLY RESULTS

    The following table sets forth certain unaudited statement of income data for the last six quarters and has been prepared on the same basis as the annual information and in management's opinion includes all adjustments necessary to present fairly the information for each of the quarters below.

                                                                            1997                                   1998
                                                     ---------------------------------------------------  ----------------------
                                                      MARCH 31     JUNE 30   SEPTEMBER 30   DECEMBER 31    MARCH 31     JUNE 30
                                                     -----------  ---------  -------------  ------------  -----------  ---------
                                                                                   (IN THOUSANDS)
Net sales..........................................   $   8,624   $   7,818    $   8,448     $   11,152    $   6,915   $   9,794
Cost of goods sold.................................       5,226       5,104        5,513          7,297        4,634       6,389
                                                     -----------  ---------       ------    ------------  -----------  ---------
Gross profit.......................................       3,398       2,714        2,935          3,855        2,281       3,405
Selling, general and administrative expenses.......         834       1,057          856          1,467          890       1,150
Stock warrant compensation expense.................      --          --           --             --            3,055      --
                                                     -----------  ---------       ------    ------------  -----------  ---------
Income (loss) from operations......................       2,564       1,657        2,079          2,388       (1,664)      2,255
Interest expense...................................         200         228          224            166          131         317
Other income, net..................................          22          11            3             14           29          18
                                                     -----------  ---------       ------    ------------  -----------  ---------
Income (loss) before state income taxes............       2,386       1,440        1,858          2,236       (1,766)      1,956
Provision (benefit) for state income taxes.........          35          22           29             34          (26)         29
                                                     -----------  ---------       ------    ------------  -----------  ---------
Net income (loss)..................................   $   2,351   $   1,418    $   1,829     $    2,202    $  (1,740)  $   1,927
                                                     -----------  ---------       ------    ------------  -----------  ---------
                                                     -----------  ---------       ------    ------------  -----------  ---------

    The Company has experienced, and expects to experience in the future, quarterly variations in revenues and earnings as a result of factors, many of which are outside the Company's control, including (i) the seasonal pattern of certain of the businesses served by the Company, (ii) the timing of new product releases by the Company's customers, (iii) the commercial success of products of the Company's customers and (iv) the timing of expenses incurred to obtain and support new business.

    The Company typically experiences increased demand for its products in its third and fourth quarters due primarily to the release of new products by the Company's customers for the new school year and the holiday season.

RESULTS OF OPERATIONS

    Sales are recognized at the time of product shipment, except for certain customers for which sales are recognized upon completion of orders with shipment awaiting written instructions from the customer. Cost of goods sold consists primarily of raw material purchases, direct labor, depreciation of plant equipment, royalties payable on the sale of CDs, and rent and utilities related to the plant facility. In addition to changes in these costs, the Company's cost of goods sold as a percentage of net sales, is affected by various factors, including the following: (i) CD units manufactured and associated number of CD units sold as a percentage of the Company's total CD production capacity in any period, which directly affects gross margin due to the high component of fixed costs inherent in the Company's operations; (ii) average unit prices the Company is able to charge for its products, which are subject to market conditions in which the Company operates; (iii) raw material packaging costs and associated direct labor costs required to fulfill customer orders during any particular period; and (iv) royalty rates on the sale of CDs.

    The following table sets forth, for the periods indicated, certain statements of income data expressed as a percentage of net sales.

                                                             FISCAL YEARS ENDED            SIX MONTHS ENDED
                                                                DECEMBER 31,                   JUNE 30,
                                                       -------------------------------  ----------------------
                                                         1995       1996       1997        1997        1998
                                                       ---------  ---------  ---------  -----------  ---------
                                                                                        (UNAUDITED)
Net sales............................................      100.0%     100.0%     100.0%      100.0%      100.0%
Cost of goods sold...................................       55.1       46.9       64.2        62.8        66.0
Gross profit.........................................       44.9       53.1       35.8        37.2        34.0
Selling, general and administrative expenses.........       22.6        9.8       11.7        11.5        12.2
Income before stock warrant compensation expense.....       22.3       43.3       24.1        25.7        21.8
Stock warrant compensation expense...................     --         --         --          --            18.3
Income from operations...............................       22.3       43.3       24.1        25.7         3.5
Interest expense.....................................        3.5        4.3        2.3         2.6         2.7
Change in accounting estimate for royalties..........     --           14.6     --          --          --
Income before state income taxes.....................       19.0       55.1       22.0        23.3         1.1
Provision for state income taxes.....................        0.3        0.9        0.3         0.3         0.0
Net income...........................................       18.7       54.2       21.7        23.0         1.1

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997

    NET SALES. Net sales totaled $16,709,000 for the six months ended June 30, 1998 as compared to $16,442,000 for the six months ended June 30, 1997. This represents an increase of $267,000 or 1.6% for the six months ended June 30, 1998 as compared to the six months ended June 30, 1997. This increase is a result of CD unit sales increasing by approximately 42.2%, offset by lower average unit prices for CDs sold. The additional unit sales for the six months ended June 30, 1998 are a result of increased demand for the Company's products with fulfillment of these orders made possible by production capacity added subsequent to June 30, 1997.

    COST OF GOODS SOLD. Cost of goods sold was $11,023,000 and $10,330,000 for the six months ended June 30, 1998 and 1997, respectively. Cost of goods sold as a percentage of sales was approximately 66.0% for the six months ended June 30, 1998 compared to 62.8% for the six months ended June 30, 1997. This increase was due to increased depreciation of expanded plant equipment and royalties payable related to the sale of CDs. Depreciation expense increased in total and as a percentage of net sales as a result of the Company's production capacity which was increased subsequent to June 30, 1997. Royalties increased in total due to additional unit sales of CDs during the six months ended June 30, 1998 compared to the six months ended June 30, 1997 and as a percentage of net sales due to a decrease in the average unit sales price. These increased costs were partially offset by lower obsolescence reserves for the six months ended June 30, 1998 as compared to the six months ended June 30, 1997.

    GROSS PROFIT. As a result of the above items, gross profit for the six months ended June 30, 1998 was $5,685,000 or 34.0% of net sales as compared to $6,112,000 or 37.2% of net sales for the six months ended June 30, 1997.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $2,040,000 for the six months ended June 30, 1998 as compared to $1,891,000 for the six months ended June 30, 1997, an increase of $149,000 or approximately 7.9%. As a percentage of net sales, selling, general and administrative expenses increased from 11.5% for the six months ended June 30, 1997 to 12.2% for the six months ended June 30, 1998. This increase is a result of higher amounts paid for salaries (approximately $121,000), legal and accounting expenses (approximately $107,000) and increased expenses for sales taxes (approximately $181,000), partially offset by reduced provision for bad debts (approximately $311,000). The provision for bad debts for the six months ended June 30, 1997 included $315,000 from loans to companies which were considered to be uncollectible. Of this amount, $165,000 was a loan to a related party. Salary to an Existing Shareholder (totaling $225,000 for the six months ended June 30, 1998) and the increased amount for sales taxes incurred during the six months ended June 30, 1998 are not expected to recur in the future.

    STOCK WARRANT COMPENSATION EXPENSE. On January 1, 1998, the Company granted to one of its officers warrants to purchase 366,600 shares of stock at $0.0017 per share, with the warrants expiring on December 31, 2007. In connection with these warrants, the Company recognized compensation expense in the amount of $3,055,000 representing the excess of the estimated fair value of the shares over the exercise price. The Company will not be required to recognize any future compensation expense in connection with these warrants.

    INCOME FROM OPERATIONS. As a result of the foregoing, income from operations totaled $591,000 for the six months ended June 30, 1998 and $4,221,000 for the six months ended June 30, 1997. This represents a decrease of $3,630,000 or approximately 86.0% for the six months ended June 30, 1998 as compared to the six months ended June 30, 1997. Income from operations was approximately 3.5% and 25.7% of net sales for the six months ended June 30, 1998 and 1997, respectively. Excluding the stock warrant compensation expense recognized in the six months ended June 30, 1998, income from operations would have been $3,646,000 or approximately 21.8% of net sales.

    INTEREST EXPENSE. Interest expense was approximately $448,000 for the six months ended June 30, 1998 and $428,000 for the six months ended June 30, 1997. These amounts are comparable as the Company's borrowings and corresponding interest rates were approximately the same during the periods.

    INCOME TAX EXPENSE. The Company has operated as an S Corporation for federal and state income tax purposes, and accordingly was not subject to federal taxes and was subject to only a minimal percentage (1.5% of pretax income) of state income taxes. The only provision for income taxes was the amount required for state income tax purposes.

    NET INCOME. Based on its S Corporation status and the factors discussed above, net income was $187,000 and $3,769,000 for the six months ended June 30, 1998 and 1997, respectively. This represents a decrease of $3,582,000 or 95.0% for the six months ended June 30, 1998 as compared to the six months ended June 30, 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    NET SALES. Net sales for the year ended December 31, 1997 totaled $36,042,000 compared to net sales for the year ended December 31, 1996 which totaled $25,814,000. This increase of $10,228,000 (approximately 39.6%) is attributable to an increase in the number of CDs sold of approximately 58.2%, offset by lower average CD sales prices for the year ended December 31, 1997 compared to 1996. Net sales and cost of goods sold in 1996 do not include approximately $1,300,000 of CDs purchased from third parties and resold to the Company's customers. The Company believes the inclusion of these amounts in net sales and cost of sales would be misleading as the Company has a substantially different gross profit on CDs purchased from third parties and resold.

    COST OF GOODS SOLD. Cost of goods sold for the year ended December 31, 1997 totaled $23,141,000 or 64.2% of net sales, compared to $12,113,000 or 46.9% of net sales for the year ended December 31, 1996. As a percentage of net sales, increases in cost of sales in the year ended December 31, 1997 were related to raw material costs (approximately 4.5%), royalty expense (approximately 6.4%), inventory obsolescence expense (approximately 2.1%) and other manufacturing costs (totaling approximately 4.3%).

    GROSS PROFIT. As a result of the foregoing, gross profit for the year ended December 31, 1997 was $12,902,000, as compared to $13,701,000 for the year ended December 31, 1996, a decrease of $799,000 or 5.8%. As a percentage of net sales, gross profit was approximately 35.8% in 1997 and approximately 53.1% in 1996.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $4,214,000 and $2,537,000 for the years ended December 31, 1997 and 1996, respectively. This represents an increase of $1,677,000 or 66.1% in 1997 over 1996. As a percentage of net sales, selling, general and administrative expenses increased from approximately 9.8% for the year ended December 31, 1996 to approximately 11.7% for the year ended December 31, 1997. The increase in selling, general and administrative expenses is primarily attributable to increases in salaries ($915,000) and provision for bad debts ($674,000). The remaining expense items increased commensurate with the Company's increased business. The increased provision for bad debts for the year ended December 31, 1997 was directly related to accounts and loans receivable from related companies which were determined to be uncollectible. A portion of the increase in salaries in 1997 (approximately $400,000) relates to salary paid to an Existing Shareholder. The remaining increase in salaries is a result of the Company's increased level of operations.

    INCOME FROM OPERATIONS. As a result of the above items income from operations was $8,688,000 in 1997 and $11,164,000 in 1996, a decrease of $2,476,000 or 22.2%. As a percentage of net sales, EBIT was 24.1% in 1997 and 43.3% in 1996.

    CHANGE IN ACCOUNTING ESTIMATE: INCOME ADJUSTMENT FOR REDUCTION IN ESTIMATED ROYALTY LIABILITIES. The Company executed license agreements with two developers of CD technology effective June 1, 1996 and October 1, 1996. Settlements totaling $70,000 for CD sales occurring prior to the effective dates of the agreements were reached. As a result of the settlement amounts, the Company's prior estimates of royalty liabilities were overstated by approximately $3,470,000 in 1995 and $300,000 in 1994, which amounts the Company recognized as a change in accounting estimate during the year ended December 31, 1996.

    INTEREST EXPENSE. Interest expense totaled $818,000 and $1,108,000 for the years ended December 31, 1997 and 1996, respectively. This decrease in 1997 of $290,000, or 26.2%, is a result of lower average borrowings and lower average interest rates in 1997 as compared to 1996. The Company's weighted average interest rate on its debt was 10.5% for the year ended December 31, 1997 and 12.0% for the year ended December 31, 1996.

    INCOME TAX EXPENSE. The Company has operated as an S Corporation for federal and state income tax purposes, and accordingly was not subject to federal taxes and was subject to only a minimal percentage (1.5% of pretax income) of state income taxes. The only provision for income taxes was the amount required for state income tax purposes.

    NET INCOME. As a result of the items discussed above, net income for the year ended December 31, 1997 was approximately $7,800,000 and totaled $13,996,000 in 1996, a decrease of $6,196,000 or 44.3%.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    NET SALES. Net sales for the year ended December 31, 1996 totaled $25,814,000 as compared to net sales for the year ended December 31, 1995 which totaled $26,972,000. This decrease of $1,158,000 (approximately 4.3%) is attributable to a decrease in the number of CDs sold of approximately 1.0%, and lower average CD sales prices for the year ended December 31, 1996 compared to 1995. Net sales and cost of goods sold in 1995 do not include approximately $4,800,000 ($1,300,000 in 1996) of CDs purchased from third parties and resold to the Company's customers. The Company believes the inclusion of these amounts in net sales and cost of sales would be misleading as the Company has a substantially different gross profit on CDs purchased from third parties and resold.

    COST OF GOODS SOLD. Cost of goods sold for the year ended December 31, 1996 totaled $12,113,000 or 46.9% of net sales, compared to $14,875,000, or approximately 55.1% of net sales for the year ended December 31, 1995. As a percentage of net sales, decreases in cost of goods sold in the year ended December 31, 1996 were related to raw material costs (approximately 0.8%) and royalty liabilities (approximately 8.4%), partially offset by increases in depreciation of plant equipment.

    GROSS PROFIT. As a result of the foregoing, gross profit for the year ended December 31, 1996 was $13,701,000 as compared to gross profit of $12,097,000 for the year ended December 31, 1995. This represents an increase of $1,604,000 in 1996 compared to 1995, or approximately 13.3%. As a percentage of net sales, gross profit was approximately 53.1% in 1996 and approximately 44.9% in 1995.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $2,537,000 and $6,093,000 for the years ended December 31, 1996 and 1995, respectively. This represents a decrease of $3,556,000 or 58.4% in 1996 compared to 1995. As a percentage of net sales, selling, general and administrative expenses decreased from approximately 22.6% for the year ended December 31, 1995 to approximately 9.8% for the year ended December 31, 1996. The decrease in selling, general and administrative expense in 1996 compared to 1995 is primarily attributable to a decrease in the provision for bad debts ($4,641,000), offset by increases in salaries ($481,000), legal and accounting fees ($148,000) and donations ($110,000). In the year ended December 31, 1995 the Company had accounts and loans receivable from a related company which were determined to be uncollectible as a result of that company filing for bankruptcy. Accordingly, the Company recognized as bad debt expense approximately $4,888,000 related to that company in the year ended December 31, 1995.

    INCOME FROM OPERATIONS. As a result of the above items income from operations was $11,164,000 in 1996 and $6,004,000 in 1995, an increase in 1996 of $5,160,000 or approximately 86.0%. As a percentage of net sales, income from operations was 43.3% in 1996 and 22.3% in 1995.

    INTEREST EXPENSE. Interest expense totaled $1,108,000 and $957,000 for the years ended December 31, 1996 and 1995, respectively. This increase in 1996 of $151,000 or 15.8% is a result of higher average borrowings in 1996 as compared to 1995. The Company's weighted average interest expense was 12.0% and 12.7% for the years ended December 31, 1996 and 1995, respectively.

    CHANGE IN ACCOUNTING ESTIMATE: INCOME ADJUSTMENT FOR REDUCTION IN ESTIMATED ROYALTY LIABILITIES. The Company executed license agreements with two developers of CD technology effective June 1, 1996 and October 1, 1996. Settlements totaling $70,000 for CD sales occurring prior to the effective dates of the agreements were reached. As a result of the settlement amounts, the Company's prior estimates of royalty liabilities were overstated by approximately $3,470,000 in 1995 and $300,000 in 1994, which amounts the Company recognized as a change in accounting estimate during the year ended December 31, 1996.

    INCOME TAX EXPENSE. The Company has operated as an S Corporation for federal and state income tax purposes, and accordingly was not subject to federal taxes and was subject to only a minimal percentage (1.5% of pretax income) of state income taxes. The only provision for income taxes was the amount required for state income tax purposes.

    NET INCOME. As a result of the items discussed above, net income for the year ended December 31, 1996 was $13,996,000 and $5,041,000 for the year ended December 31, 1995. This represents an increase of $8,955,000 or approximately 177.6% in 1996 over 1995.

LIQUIDITY AND CAPITAL RESOURCES

    Historically the Company has funded its operations and capital expenditures through cash flow from operations, borrowings under its lines of credit and favorable terms from its equipment vendors for the purchase of equipment used in the Company's manufacturing operations. In February 1997, the Company entered into a credit agreement with Greyrock (the "Credit Facility") which has subsequently been amended. The Credit Facility, as amended, provides for maximum borrowings equal to 80% of eligible accounts receivable (the "Receivables Loan") and additional revolving loans of up to $20 million (the "Revolving Loan"). The Credit Facility, as amended, matures on May 31, 2000. Borrowings under the Credit Facility bear interest at the prime rate (8.50% at July 31, 1998) plus 2% per annum; however, the interest rate will not be less than 7.00% per annum.

    Borrowings under the Credit Facility are secured by accounts receivable, equipment, inventory and other assets of the Company and are personally guaranteed by the Existing Shareholders. Principal payments on the Revolving Loan totaling $312,500 are payable monthly. At June 30, 1998 borrowings under the Revolving Loan totaled $14,720,000 and the Company did not have any borrowings outstanding under the Receivables Loan.

    The Company expects to use a portion of the net proceeds of this Offering to repay all amounts outstanding under the Credit Facility. The Company expects to maintain a $20 million credit facility and expects to renegotiate various terms under the Credit Facility, including length of term, covenants, interest rates and release of personal guarantees of the Existing Shareholders. However, there can be no assurance the Company will be successful in such negotiations.

    Net cash provided by operating activities was $10,029,000 for the six months ended June 30, 1998. Of this amount the Company invested $3,775,000 in property and equipment utilized in its operations. In addition, the Company spent a net amount of $3,619,000 in financing activities for the six months ended June 30, 1998. This amount results mainly from distributions to the Existing Shareholders of $13,704,000 offset by proceeds from long-term debt under the Credit Facility totaling $11,321,000. Net cash increased a total of $2,635,000 in the six months ended June 30, 1998 as a result of the Company's operating, investing and financing operations during the period.

    In the near future the Company anticipates investing approximately $10,500,000 in capital equipment. Of this amount, the Company anticipates spending approximately $5,000,000 (in accounts payable--capital equipment at June 30, 1998) for plant equipment already being utilized in the Company's operations and approximately $5,500,000 for new equipment. New equipment purchases will expand the Company's capacity for replication of CDs and the acquisition of equipment for the manufacture of DVDs. It should be noted, however, that the purchase of equipment is subject to many factors, including but not limited to future demand for the Company's products and for DVDs. Therefore, no assurance can be given that the Company will purchase equipment as described above, and actual equipment purchased may vary significantly from the Company's projections.

    The Company believes that cash flow from operations, net proceeds to the Company from the Offering, together with available funds under the Credit Facility, will be sufficient to support its operating and capital expenditures for the next twelve months and for the foreseeable future. However, long-term capital requirements depend on many factors, including, but not limited to, the rate at which the Company expands its business, whether internally or through acquisitions and strategic alliances. To the extent the funds generated from the sources described above are insufficient to fund the Company's activities in the short or long term, the Company will be required to raise additional funds through public or private financings. No assurance can be given that additional funds will be available on terms acceptable to the Company.

SEASONALITY

    The demand for CDs and other multimedia consumer products is usually highest in the second half of the year, concurrent with the new school year and holiday gift purchases. This seasonality could result in significant quarterly variations in financial results, with the third and fourth quarters generally being the strongest. See "Risk Factors--Quarterly Fluctuations."

INFLATION

    Prices for raw materials used in the production of CDs have not changed substantially as a percentage of sales since 1996. However, many of the Company's other manufacturing and selling, general and administrative costs have continued to increase (both in the aggregate and as a percentage of net sales) since the beginning of 1996. Due to the decrease in the average selling price of CDs, the Company has been unable to pass these costs to its customers, but has remained profitable by increasing net sales.

YEAR 2000

    The Company has commenced a year 2000 date conversion project to address necessary testing, code changes and implementation with respect to its information systems. The Company does not presently anticipate any material year 2000 issues or significant expenses from the conversion of its own information systems, manufacturing equipment, databases or programs. The Company is in the process of developing a plan to assess the effect on the Company that non-year 2000 compliant third parties may have on the operations of the Company. If the Company's current estimates with respect to the resources required to convert its information systems prove to be understated, the additional costs and resources required to address the year 2000 issues could have a material adverse effect on the Company's business, financial condition and results of operations. Based on the insignificant nature of the implementation to convert the Company's information systems to year 2000 compliance, the Company does not believe a contingency plan is necessary.

                               INDUSTRY OVERVIEW

    A CD is a laser-read data storage device on which up to 680 megabytes of data or 74 minutes of audio can be stored. Digitally recorded information, along with error correction data, tracking codes and cueing data, is recorded on a digital master which, after a series of intermediate steps, is used to make injection-molded polycarbonate discs, each covered by a thin, reflective metallic layer and protected by a clear polycarbonate coating.

    The first commercial application of CD technology was storage and playback of pre-recorded music, or CD-Audio, adopted as an international standard in 1982, and introduced to the consumer market in 1983. A few years after the introduction of CD-Audio, CD-ROM entered the market, providing cost-effective storage and retrieval of any combination of data, text, graphics, audio and video.

    During the past decade, CD technology has become the dominant format in the pre-recorded music market and has become a leading technology in the data storage and retrieval markets. Consumer acceptance of the CD format is attributable to the crisper sounds, sharper pictures, lack of image and sound degradation, random accessibility of data, portability and ease of storage provided by the CD.

    DVD entered commercial distribution in December 1996. DVDs are currently capable of storing nearly seven times as much data as CDs and are suitable for high quality playback of film and video, multichannel surround sound audio and interactive media and information.

    The Company's management and many industry experts believe that DVD technology is positioned to become the standard for home video and software distribution and that the DVD market will grow rapidly over the next five years as the technology is rolled out throughout the United States and other parts of the world. Infotech Incorporated ("Infotech"), an independent market research and consulting firm headquartered in Woodstock, Vermont, projects DVD-ROM drive shipments will overtake CD-ROM by the end of the year 2000 and that DVD-ROM drives will become predominant in the end user installed base of computers by the end of the year 2002.

    CD-ROM. According to Infotech, CD-ROM units shipped have grown at a compound annual growth rate of 43.8% from approximately 677 million units in 1995 to approximately 1.4 billion units in 1997. The consumer market has emerged within the past several years and its substantial growth is expected to help drive the continued growth of aggregate unit sales of CD-ROM in the next few years. Infotech estimates that total worldwide CD-ROM unit production will peak at approximately 2.2 billion within the next two years.

    CD-ROM is well suited to applications involving the storage of large amounts of information in a form which can be distributed to a diverse user population. CD-ROM was developed in the late 1980s and was initially limited to business and professional applications such as library references and parts catalogues. In the 1990s, the increasingly widespread presence of personal computers ("PCs") and CD-ROM drives has created a thriving consumer market for CD-ROM applications.

    The growth of the CD-ROM market has been primarily driven by the number of commercially available software titles. According to Infotech, the number of commercially available titles has grown rapidly from a very limited number of titles in the early 1990s to 45,000 titles in 1997 and that the worldwide installed base of CD-ROM drives increased from approximately 26.4 million in 1994 to approximately 168.2 million in 1997, representing a compound annual growth rate of 85.4%. This increase is due to consumer demand for more interactive multimedia content and the bundling of CD-ROMs and CD-ROM drives with new PCs. Infotech estimates that in the United States and Europe, two of the principal geographic markets for CD-ROMs, the installed base of CD-ROM drives will grow from approximately 136.4 million in 1997 to approximately 282.3 million by 2000. This rapidly growing installed base of CD-ROM drives expands the potential consumer market for publishers of CD-ROM software, data and entertainment products.

    The CD-ROM manufacturing industry consists of several large CD replication companies, including Cinram International, Inc.; Carlton Communications PLC (which recently acquired Nimbus CD International); KAO Infosystems Company; JVC Corporation; MPO Disque Compact and some others (collectively, the "Large Independents") which the Company believes control approximately half of the worldwide market. The balance of the market is comprised of many smaller independent CD manufacturers (the "Small Independents") and the Music Replicators (defined below in "--CD-Audio").

    CD-AUDIO. Infotech estimates that in 1998 the number of CD-Audio units produced worldwide will increase 6.5% over 1997, from approximately 3.1 billion units in 1997 to approximately 3.3 billion units in 1998 and will peak at approximately 3.8 billion units in 2003.

    CD-Audio is currently the preferred medium for retailing recorded music in the United States and continental Europe. Aggregate demand in the CD-Audio market is largely "hit driven" and thus strongly dependent on new releases from popular music artists. The timing and degree of commercial acceptance of new releases are highly unpredictable.

    Unlike the CD-ROM manufacturing business, which is dominated by independent manufacturers, the CD-Audio manufacturing business is dominated by manufacturing organizations affiliated with the major international music companies (the "Music Replicators"): Sony Music Entertainment, Inc. ("Sony"); Polygram Holdings, Inc. ("Polygram"); Warner Music Group (a division of Time Warner, Inc.) ("Warner"); Bertelsmann Music Group ("BMG"); and Capitol-EMI Music ("EMI"). The Company believes that the CD-Audio manufacturers affiliated with these organizations have accounted for a major portion of aggregate CD-Audio production in Europe and the United States (combined) in recent years, with the majority of such production directed to meet the needs of their affiliated record labels. The remaining CD-Audio output in Europe and the United States (combined) was produced by the Large and Small Independents. The Company currently does not compete directly with the Music Replicators or the Large Independents with respect to CD-Audio replication, but instead provides overflow CD-Audio production capabilities to record labels, including Warner Electra Asylum ("WEA") and EMI. Management believes that in the near future its CD-Audio production will continue to be limited to overflow work for the record labels.

    DVD. Numerous industry experts believe that DVD will become the accepted medium for home video and software distribution. Initially, the primary application for the DVD format is expected to be traditional motion pictures. Unlike videocassettes, DVD-Video experiences no image or sound degradation with normal use, offers greater storage capacity, indexing and random access and lower manufacturing costs. DVD-Video players are currently being made by several manufacturers and are available at retail prices ranging from $400 to $800. According to the HOLLYWOOD REPORTER, a leading entertainment industry trade publication, manufacturers had sold nearly 600,000 DVD-Video players worldwide through June 1998, with 63,000 units shipped in June 1998 alone. Infotech estimates that the worldwide installed base of DVD-Video players will reach 1.8 million units in 1998. More than 1,400 motion picture titles are currently available on DVD with 180 new DVD-Video titles issued in June 1998 alone. Infotech estimates that DVD-Video titles will exceed 3,000 by the end of 1998.

    DVD is expected initially to compete most directly with the market for videocassette sales. The home video market, both rental and purchased videos, has been served primarily by pre-recorded videotape (VHS). The Company believes that the DVD-Video format will surpass the VHS format in the pre-recorded video market over time. Infotech estimates that the installed base of DVD-Video players will increase from 1.8 million in 1998 to 58.8 million in 2005, representing a compounded annual growth rate of 64.6%. Infotech also estimates that DVD-Video units shipped will increase from 80 million units in 1998 to approximately 4.4 billion units in 2005, representing a compounded annual growth rate of 77.3%.

    While DVDs are initially expected to serve as substitutes for VHS cassettes, due to DVDs' competitive advantages in picture and sound quality, convenience, ease of use, and longevity, DVDs are also expected to be a better medium than CD-Audio and CD-ROM. DVD technology is essentially the same as

CD-ROM and CD-Audio technology. However, DVD reduces standard CD pit length and the distance between tracks (pitch) and utilizes multiple layers in order to achieve a dramatic increase in disc storage capacity and improved audio and sound capabilities. A DVD is able to hold a minimum of 4.7 gigabytes of data, almost seven times the 680 megabytes capacity of a present day CD-ROM. As a result, a DVD is capable of holding a 135-minute motion picture with up to three spoken languages, three foreign language subtitles and six channel, digital surround sound. Added features such as multilingual voice tracks, CD-Audio soundtrack albums, director's notes, story-based games and other CD-ROM applications may be available with the higher storage capacity afforded with DVDs, making DVD the first technology to embrace all mediums. DVD will also allow software to cross-promote between mediums. For example, Warner Home Video has already announced that movie titles released for DVD will have an Internet hook-up built into DVD.

    Management anticipates that the market for DVDs could eventually exceed that of CD-ROM and CD-Audio. The recently released "PC 99" specifications, a baseline design recommendation for PCs that will begin shipping in 1999, developed by among others, Microsoft Corporation and Intel Corporation, provides specifications for DVD-ROM drives. Microsoft's Windows 98 operating system supports DVD and Intel Corporation has recently started shipping a new DVD compatible motherboard. Intel estimates that DVD-ROM drive shipments will outpace CD-ROM drives by late 1999. Forrester Research of Cambridge, Massachusetts predicts that Windows 98 support for the hardware and software technology needed to run DVD will drive an installed base of 53 million DVD-ROM drives in PCs by 2002 and Infotech predicts DVD-ROM unit production will exceed
1.5 billion units in 2002.

    Another important advantage of DVD players and DVD-ROM drives, which should speed their market penetration, is their backward compatibility with CD-Audio and CD-ROMs. This backward compatibility feature of DVD players and DVD-ROM drives is expected to increase consumer' acceptance of DVD technology. Unlike the introduction of CDs, when consumers were reluctant to purchase CD players because they would be required to spend substantial amounts on new music collections, consumers will be able to acquire the DVD players and DVD-ROM drives without making obsolete their music collections. Industry experts believe that this backward compatibility should create a smooth transition to DVD technology.

                                    BUSINESS

    Future Media is a leading vertically integrated manufacturer and supplier of CDs to the computer hardware, software, on-line and publishing industries, providing mastering, replication and a full range of services, including printing, packaging and fulfillment. Future Media targets businesses with continuing high volume production requirements in the CD-ROM market, such as AOL, Packard Bell NEC, Cendant, GT Interactive Software, Interplay Productions, 3Com Corporation and InfoUSA, Inc. (formerly American Business Information). Future Media believes that due to its technologically advanced equipment, plant design and workflow techniques, it is one of the most efficient high volume, low cost CD manufacturers and is well positioned to capitalize on the near-term growth in the CD-ROM market, as well as anticipated long-term growth in the DVD market.

OPERATING STRATEGY

    The Company believes it distinguishes itself from its competitors through an operating strategy founded on the following key principles: (i) maintaining high-capacity manufacturing facilities at a single location, (ii) continuing to invest in technologically advanced manufacturing equipment, supported by strong in-house engineering capabilities, (iii) focusing on large production runs in order to maximize operational efficiency, and (iv) marketing the Company's services directly to senior executives of companies with high volume production requirements. Future Media believes that the principal competitive factors in the CD replicating industry are price, turnaround time, capacity, service, quality and reliability, with price and turnaround time typically being the most important. Future Media believes that it competes favorably with respect to each of these factors.

    HIGH-CAPACITY MANUFACTURING FACILITIES AT A SINGLE LOCATION. The Company maintains all of its production facilities within two buildings, aggregating approximately 73,000 square feet, in Valencia, California, with total current production capacity of approximately 130 million units per year in order to optimize its production capacity, maintain high product yield rates, manage costs and facilitate overall profitability. By concentrating all of its mastering and replication activities, the Company believes it can more closely administer its daily production schedule and quickly respond to unanticipated customer requests that are time sensitive. The Company believes that with its low-cost structure and fast turnaround times, it is able to fulfill the replication needs of a national customer base from its Valencia, California facility. For customers in the western United States, the Company can additionally service all packaging requirements from its Valencia facility. For companies located outside the western United States, the Company completes all replication in Valencia, and ships unpackaged or "spindled" CDs directly to the customer. In the future, if customers outside the western United States prefer, the Company may ship to third-party packaging companies for packaging and final delivery to its customers.

    TECHNOLOGICALLY ADVANCED EQUIPMENT AND OPERATIONS. The Company strives to maintain the most advanced, high volume equipment available and has invested approximately $25 million in mastering, replication, printing and packaging equipment since inception. The Company will apply approximately $5 million of the proceeds of the Offering for recently acquired equipment and intends to invest approximately $5.5 million to purchase additional capital equipment. Because the manufacturing facilities are relatively new, by industry standards, and were designed with respect to a high volume production model, the Company believes it has one of the most automated facilities in the industry. The manufacturing facilities were specifically designed to be fully integrated so that the Company is able to complete and control all mastering, replication, printing and packaging functions internally without dependence on independent subcontractors. The Company believes that, historically, its sales per employee, operating income per employee, operating margins and yield rates have been among the highest in the industry. In order to enhance its manufacturing productivity, the Company maintains a close technical working relationship with each of its equipment vendors and a full machine shop with a spare parts inventory of approximately $2 million, increasing the Company's production flexibility and self-sufficiency. In addition, the Company has built and developed its facility with redundant operating systems with respect to raw material supply and preparation. As a result of its fully integrated manufacturing facilities, the Company believes that it can achieve turnaround times for customer orders which are among the fastest in the industry.

    FOCUS ON HIGH VOLUME CUSTOMERS. The Company focuses on customers requiring high volume production runs in order to minimize the number of times production lines must be shut down and reconfigured for different customer runs. High volume customers allow the Company to maximize the efficiency of its manufacturing operations resulting in lower overall unit costs by: (i) reducing the number of masters and stampers required to fulfill the Company's daily manufacturing capacity; (ii) minimizing machine downtime as a result of a reduced number of stamper changeovers required to fulfill customer orders; and
(iii) increasing efficiency in the Company's packaging operation due to better understanding of customer specific packaging and fulfillment requirements. In addition, by focusing on higher volume runs, the Company believes it has a lower cost structure, is less vulnerable to competitive pricing pressures and has greater flexibility in the pricing of its products and services than its competitors.

    SENIOR EXECUTIVE SALES RELATIONSHIPS WITH HIGH VOLUME CUSTOMERS. In line with its streamlined operating model, the Company maintains a focused sales and marketing effort, spearheaded by Alex Sandel. As a result of Mr. Sandel's background in the industry, he is able to actively target and market the Company's capabilities typically at the higher executive levels. The Company plans to expand these relationships with its newly expanded Board of Directors. Because the Company is actively looking to attract customers with large annual replication requirements, the selection of the replication vendor by the Company's customers usually has higher visibility and importance at the executive levels than with lower volume customers. Consequently, the Company is able to more precisely target its customer prospects and minimize the use of infield sales personnel.

GROWTH STRATEGY

    Future Media plans to increase sales and profitability by implementing the following growth initiatives: (i) expanding its position as a leading low cost CD manufacturer within the computer hardware, software, on-line and publishing industries; (ii) capitalizing on the growing DVD market; and (iii) selectively expanding its market presence outside the western United States, with particular emphasis on the eastern United States and Europe.

    EXPAND ITS POSITION AS A LEADING LOW COST CD-ROM MANUFACTURER. Infotech projects that the CD-ROM market will grow from approximately 1.4 billion units in 1997 to approximately 2.2 billion units in the next two years. The Company's penetration of the marketplace for CDs is highest in the CD-ROM market with a significant presence among computer hardware and software developers. The Company believes that because of its success as a low-cost, high-volume market leader, it is well positioned to address the near-term growth in the market for CD-ROM. The Company believes it can offer its customers very cost effective CD manufacturing services with turnaround times that are among the shortest in the industry. The Company intends to exploit its business model to maintain its existing customer base, and to use the contacts of the Company's expanded Board of Directors and an expanded senior executive direct selling effort to expand its customer base to targeted high volume companies.

    CAPITALIZE ON THE GROWTH OF DVD. The Company believes that it is well positioned to participate in the DVD market which is projected to experience significant growth beginning in 1999. Infotech projects DVD-ROM unit production of over 1.5 billion units by 2002. Management intends to purchase over $3 million of additional equipment to manufacture DVDs and to commence DVD production in 1999. In addition to its dedicated DVD production lines, the Company may cost effectively adapt one or more of its existing CD-ROM production lines to produce DVDs. Existing equipment, after it is adapted, will be capable of producing either CDs or DVDs, which will require a mold change and certain minor mechanical adjustments. In addition, the Company's CD mastering facility is equipped for CD production and will soon be equipped for DVD mastering. Through a direct sales effort targeting motion picture production companies and its existing game developer customers, the Company intends to pursue a senior executive marketing strategy in the DVD market similar to the one it has successfully utilized in the CD-ROM market. The Company believes that its location in southern California, as well as its independence from any large entertainment company, will provide an advantage in obtaining business from a number of motion picture production companies.

    GEOGRAPHICALLY EXPAND MARKET PRESENCE. The Company believes that its fast turnaround time, cost effective operations and production capacity have positioned it to pursue expansion opportunities beyond the western United States, both in the eastern United States and selected areas in Europe. In order to meet the needs of customers outside the western United States, the Company ships unpackaged or "spindled" CDs directly to more distant customers. In addition, the Company is in the process of establishing relationships with printing and packaging companies in other parts of the United States which will accept unpackaged or "spindled" CDs from the Company and then handle individual customer packaging needs on a local basis. The Company anticipates that increased volume resulting from geographical expansion will justify any additional transportation costs which may be incurred to ship CDs to the packaging facilities. The Company also intends to capitalize on the growing CD-ROM markets in Europe, and is currently in negotiations to supply CDs to customers in France and the United Kingdom. No assurance can be given that these negotiations will prove to be successful.

PRODUCTS AND SERVICES

    The Company is a vertically-integrated manufacturer and supplier of CDs to the computer hardware, software, on-line and publishing industries, providing mastering, replication and a full range of services, including printing, packaging and fulfillment. Through its mastering process, the Company produces a "stamper" or mold that is capable of replicating thousands of copies of the master. Following completion of the stamper, the Company begins the replication process. Individual CDs are then printed with the applicable customer and product identification and promotional material based upon graphics and artwork provided by the customer. Following completion of the replication and printing process, the Company will, depending upon the customer's needs, either ship unpackaged CDs to the final destination or individually package CDs for shipment. In the event packaging is requested by the customer, all finished packaging graphics as well as the actual inserted printed material is provided by the customer. The Company offers various packaging types including jewel cases, shrink-wraps, envelope inserts, sleeves and retail boxes. Packaging is provided as a service to customers and is guided by individual customer requirements. Following the completion of packaging, finished packaged discs are then either shipped to the customer or distributed to various distribution locations as directed by the customer. Any freight costs incurred in shipping finished product are covered by the customer.

    The Company's customer base is characterized primarily by two types: (i) those, such as AOL, requiring production runs that are annual and ongoing, less cyclical in nature and less time-sensitive, and (ii) those, such as software game manufacturers, Cendant and GT Interactive, with substantial annual production requirements where such needs are more closely tied to seasonal consumer purchasing trends and product announcement cycles. As a result of the Company's large available capacity, focused customer base and integrated production operations, the Company is able to manage the competing capacity demands of its customers on a daily basis. The Company works closely with customers to monitor the actual production schedule and the product quality and service delivered.

CUSTOMERS

    Currently, approximately 40 customers account for substantially all of the Company's net sales. The Company has expanded its customer base aggressively since its founding in 1994 primarily due to the focused efforts of senior management. In addition, due to the Company's fast turnaround time, high capacity and strong customer service support, the Company believes that it has been able to develop excellent relationships with its customers, including several high volume CD users in various industries and market segments. The Company plans to further expand and diversify its customer base beyond its current CD-ROM presence, by penetrating the film/entertainment, music and publishing industries through DVD and CD-ROM replication.

    As is typical in the multimedia services industry, the Company's business is based primarily on purchase orders. The Company does not typically enter into supply contracts with its customers; however, the Company has entered into agreements with both Packard Bell NEC (the "Packard Bell NEC Agreement") and Cendant (the "Cendant Agreement"). The Packard Bell NEC Agreement governs certain general procedures with respect to ordering, pricing, delivery and warranties. See "Certain Relationships and Related Transactions." The Cendant Agreement requires the Company to maintain certain capacity levels for replication and production for Cendant and includes provisions for pricing, terms and conditions. The Cendant Agreement guarantees the Company a certain percentage of Cendant's annual CD replication volume.

    The Company's top three customers, AOL, Packard Bell NEC and Cendant, accounted for 46.8%, 16.9% and 7.4%, respectively, of the Company's net sales for the six months ended June 30, 1998 and 20.9%, 33.5% and 14.5%, respectively, of the Company's net sales for the year ended December 31, 1997. The Company plans to continue to expand and diversify its customer base in order to reduce its dependence on any one customer and to optimize its production capacity.

    The following table summarizes the principal market segments within CD-ROM and CD Audio and the Company's market orientation, its current U.S. customer base and the Company's estimate of the growth potential of the CD and DVD markets.

           CURRENT BUSINESS PROFILE AND ESTIMATED FUTURE GROWTH AREAS

                                                                  SELECTED          ESTIMATED        ESTIMATED
MARKET SEGMENT                                                    CUSTOMERS     CD-ROM POTENTIAL   DVD POTENTIAL
-------------------------------------------------------------  ---------------  -----------------  -------------
CD-ROM

OEM HARDWARE AND PERIPHERALS
This is a substantial market sector in which the Company has   Packard Bell           High             High
a demonstrated track record; the Company intends to continue   NEC
to aggressively pursue PC and peripheral manufacturers.        3Com

COMPUTER SOFTWARE AND GAMES
This segment is one of the mass market segments most           Cendant                High             High
appropriately suited to the Company...s speed and quality      GT Interactive
capabilities. These companies are expected to be large volume  Interplay
users driven by entertainment, games and application           Mindscape/Pearson
software.                                                      THQ

MICROSOFT AUTHORIZED REPLICATORS AND TURNKEY MANUFACTURERS
These replicators are authorized by Microsoft to assemble and  Modus Media            High             High
distribute operating systems, applications and manuals to OEM  Phoenix/Softbank computer manufacturers. These companies often rely on outside sources for their CD requirements.

FILM/ENTERTAINMENT
This is one of the largest users of CD and DVD products. The   None                    Low             High
Company is positioning itself to penetrate this market
segment based upon its capacity and rapid turnaround
capabilities.

ON-LINE PROVIDERS
These customers are large users due to the continued and       AOL                    High              Low
growing prevalence of Internet and on-line services. These     CompuServe
customers are attractive to the Company due to their less
seasonal and higher volume requirements.

PUBLISHING
Publishing companies are a large and increasing user of the    InfoUSA                High            Medium
CD format given the continued transition from print to         (formerly
electronic media. This segment is expected to continue to be   American
large because of the large base of printed product that may    Business
be stored on CD at low cost.                                   Information)

CD AUDIO

MAJORS
This group is dominated by the five global music companies     Warner                  Low              Low
and their respective affiliates. The Company has a small       Capitol-EMI
presence in this area, primarily completing overflow           Music
production work from the various majors.

INDEPENDENT RECORD COMPANIES AND LABELS
These companies develop brands based upon specific product     Thump                   Low              Low
categories for sale in niche markets. The Company selectively pursues this business where consistent with its business
strategy of focusing on large production runs.

OTHER SECTORS
Other sectors include special channel customers, budget        None                    Low              Low
distributors and various music brokers. This is not a
priority area for the Company due to volume and pricing
pressures.

SALES AND MARKETING

    Historically, the Company's sales and marketing effort has been tailored to meet its overall manufacturing capacity. During this time period, the Company concentrated its efforts on developing the type of manufacturing facilities with the necessary productivity and capacity to support the Company's operating strategy. Currently, the Company has reached annual capacity of approximately 130 million units per year, with the ability to add incremental capacity in an efficient and timely fashion. As a result, the Company pursued and secured business from high volume customers that were primarily located in the western United States and could be serviced with its existing manufacturing infrastructure.

    The Company has implemented a sales and marketing strategy to expand its reach across the United States and selected international markets, across a wider industrial base and to the future users of the DVD format. The Company intends to increase its direct sales effort by adding one or more senior sales executives with substantial experience in the CD and/or film/entertainment industries. The Company also plans to leverage its relationships with existing customers and the contacts of its new directors in order to expand its customer base.

    BROADER INDUSTRY COVERAGE. The Company's marketing efforts have been historically targeted toward companies in the computer hardware and software industries. While the Company intends to continue to aggressively market its products and services in these industries, it also intends to place increased emphasis on other industry areas such as film/entertainment and publishing. By doing so, the Company not only intends to broaden the base of potential customers, but also to attract new customers for which usage patterns are driven by fundamentals which complement those of the computer hardware and software market segments. The Company believes that this strategy helps to balance capacity demands and thereby moderate seasonal fluctuations.

    DEVELOP DVD CUSTOMER BASE. The Company believes that DVD technology is positioned to become the accepted medium for home video and software distribution. By the end of 1999, the Company believes that substantially all personal computers shipped will include DVD drives. The Company anticipates it will be well-positioned to attract the future DVD business of its current computer hardware and software customers as a result of its strong relationships and demonstrated performance with these customers. The Company believes that another significant growth area will be in the film/entertainment industry. The Company intends to broaden its sales and marketing efforts in this industry through the relationships certain of its directors have with leading motion picture producers and distributors.

    GREATER GEOGRAPHICAL PENETRATION. The Company has recently increased its marketing efforts directed at customers located throughout the United States. Because of the competitive cost structure of the Company's operating model, the Company believes it can effectively produce and deliver finished CD product to customers around the country as efficiently as producers more regionally located to the end customers. Since the beginning of 1998, the Company has completed significant orders for companies located in the eastern United States. In addition to expanding its domestic business, the Company believes both the computer hardware and software market segments have strong international potential. The Company intends to pursue opportunities in Europe, initially focusing on both the United Kingdom and France. The Company will attempt to directly access European business through certain of its directors who have long-standing relationships with entertainment software companies and computer hardware manufacturers, as well as through its internal direct marketing staff.

SUPPLIERS

    The Company seeks to reduce costs and enhance quality by purchasing from a limited number of suppliers; however, all raw materials needed to manufacture the Company's products are readily available from multiple suppliers at competitive prices. The principal raw materials used by the Company to manufacture CDs are optical grade polycarbonate, aluminum, nickel, ultraviolet-curable lacquers and ink.

WAREHOUSING AND DISTRIBUTION

    The Company primarily uses common carriers to ship products to customers throughout the United States. The Company also delivers products by truck directly to a small number of customers who demand direct shipping. In order to meet the needs of customers outside the western United States, the Company will ship unpackaged or "spindled" CDs directly to the customer or its distribution facility. In addition, the Company is building relationships with packaging companies in other parts of the United States which will be able to handle individual customer packaging needs. The Company currently believes that this strategy is superior to building multiple manufacturing facilities because the cost to ship unpackaged CDs to a packaging company is generally lower than the investment required to construct, operate and maintain multiple manufacturing facilities.

SEASONALITY AND BACKLOG

    The Company's peak sales activity normally occurs in the four-month period from August through November, as hardware manufacturers and software developers introduce new products before the back-to-school and holiday season. As a result, the fourth quarter of the Company's fiscal year tends to outperform the other three quarters and the Company has occasionally maintained a backlog during this period. Typically, CDs are produced and shipped as orders are received and the Company operates with little backlog during most of the year. As a result, net sales in any quarter generally are dependent on orders booked and shipped in that quarter. However, the Company believes focusing its marketing efforts to a more diversified customer base will help reduce the effects of seasonal cycles of its business.

COMPETITION

    The Company believes that the principal competitive factors in the CD replicating industry are price, turnaround time, capacity, service, quality and reliability, with price and turnaround time typically being the most important. The Company believes that it competes favorably with respect to each of these factors, and that the quality of its products and services, its low cost manufacturing operations, its ability to accommodate tight delivery schedules, and its flexibility in production creates significant competitive advantages.

    The CD replication industry is highly competitive and is experiencing consolidation. The Company faces its primary competition from independent service providers, including Cinram International Inc., Carlton Communications PLC (which recently acquired Nimbus CD International), KAO Infosystems Company, Zomax Optical Media, Inc., DOCData N.V., Denon Electronics, Inc. and Disctronics, Inc. and JVC Corporation. These service providers generally have the ability to handle large volume requirements and offer varying degrees of service capability including services such as graphic design not currently offered by the Company. Also, certain of these companies are currently manufacturing DVDs. To a lesser extent, the Company competes with large service providers who are affiliated with major music companies and have significantly greater resources than the Company and many small localized service providers. Affiliates of major music companies such as Sony, PolyGram, WEA Manufacturing, BMG and EMI, are primarily captive to the CD-Audio needs of the affiliated record labels. Small localized service providers generally offer limited production capacity as well as a limited range of related services. See "Risk Factors--Competition."

    The Company may also face indirect competition from broadband on-line service providers, such as telephone, cable and internet service providers. The Company believes, however, that on-line delivery of data will not, for the foreseeable future, be a practical alternative for consumers due to significant time and hardware storage requirements to download the capacity of a CD or DVD. Existing technologies, such as digital audio tape, digital compact disc and the mini-disc could potentially compete with CD-ROM and currently compete with CD-Audio, but none of these existing technologies has achieved widespread consumer acceptance to date.

    The Company may also face competition from video tape duplicators, many of which have existing relationships in the film/entertainment industry. The Company believes, however, that significant barriers of entry to the DVD market exist due to the high costs and technical nature of establishing a DVD manufacturing facility.

CD MANUFACTURING PROCESS

    The CD manufacturing process consists of three stages: (i) pre-production,
(ii) replication and printing, and (iii) post-production services. While the components used at each stage of the manufacturing process may vary, except for pre-production, the manufacturing process is essentially the same for CD-Audio, CD-ROM and other current CD media.

    PRE-PRODUCTION. Pre-production of CDs consists of three distinct processes: pre-mastering, mastering and electroplating. Through these processes, metal stampers are created which contain tracks with pits and lands holding data in a digital format. The metal stampers are then mounted in the injection molding equipment to produce CDs. CD pre-production begins with receipt of the customer's data which is supplied in any number of approved input media (pre-mastered).

    The mastering process forms the master image of the CD from which the polycarbonate replicas are molded. CD mastering begins with the preparation of a glass substrate which is coated with a thin photo resist layer and placed on a computer-controlled laser beam recorder. The laser exposes a series of areas in the photo-resist layer on the glass plate as the CD data is transferred from a playback device. Chemicals etch the exposed areas of photo resist layer, producing a series of microscopic "pits" and "lands," or physical representations of the digital information. The glass substrate is then developed and then initialized to produce the glass master.

    An electroplating unit is then used to electroplate the glass master with nickel vanadium to create the metal master (commonly referred to as the metal "father"). The metal father is then separated from the glass master and electroplated a second time to create an inverted impression on a metal "mother." A further electroplating process is used to produce several stampers from the metal mother. The nickel-plated stampers are punched, polished and mounted in the injection molding machines to replicate CDs.

    REPLICATION AND PRINTING. CD replication utilizes a fully integrated in-line process which incorporates injection molding machines, metallizing equipment, lacquering machinery and inspection equipment. To begin, optical grade polycarbonate plastic is heated and injected under high pressure into the mold cavity of the machine against the metal stamper. The molding process creates a clear polycarbonate disc with pits on one side containing all of the digitized data. In order to make the disc readable by reflected laser light, a thin layer of reflective aluminum is deposited onto the disc surface by a metallizing machine. A clear protective coating is then applied to the disc by a spin coating device in order to protect the disc from scratches and oxidation and to serve as a base for printing on the disc. An in-line inspection device is used to scan each disc for physical flaws. Thereafter, the disc is ready for label printing, the final step of production.

    The DVD production process is essentially the same as the CD production process, except that DVD replication entails the use of a special substrate bonding machine which is integrated into the replication line itself. In addition, the replication process is slightly different from the production of other CD formats in that each replication line has two presses which produce two polycarbonate substrates, each one-half the thickness of a standard CD. Information is molded onto a layer or multiple layers of a substrate depending on the specific data requirements. The two substrates are bonded together to form a DVD. In the case of a 4.7 gigabyte DVD, data will only be molded onto one layer of the bottom substrate.

    POST-PRODUCTION SERVICES. Post-production services primarily involve printing, packaging, fulfillment and distribution, including confectionering, stickering, cellophaning, shrink-wrapping, spine printing, bundling and other services. The Company maintains equipment to provide for most customer requested packaging configurations and utilizes temporary labor to manage labor intensive packaging requests. Currently the standard packaging configuration is the jewel box with customer supplied print material on the bottom and top sides of the box. The jewel box is typically shrink-wrapped for protection.

EMPLOYEES

    At July 31, 1998, the Company had 82 full-time employees, including five engaged in sales and marketing, nine engaged in general administration and finance and sixty-eight engaged in CD replication/ manufacturing. In addition, the Company uses temporary employees in varying numbers throughout the year, who are primarily engaged in packaging. The Company relies on its ability to vary the number of part-time and temporary employees in order to respond to fluctuating market demand for its packaging services. None of the employees of the Company is covered by a collective bargaining agreement. The Company believes it has a good relationship with its employees.

PROPERTIES

    The Company's executive offices and manufacturing, sales and marketing operations are located at 25136 Anza Drive, Valencia, California, where the Company leases approximately 44,500 square feet of space. The current monthly rental under this lease is approximately $21,300 and the lease expires on February 28, 2002. The Company's mastering facility is located near its executive offices at 24833 Anza Drive, Valencia, California, in leased facilities occupying an aggregate of approximately 28,500 square feet of space. The current monthly rental under the lease is approximately $20,000 and the lease expires on May 31, 2007. The Company believes that its existing facilities are adequate to meet its current and projected needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms. See "Certain Relationships and Related Transactions."

LEGAL PROCEEDINGS

    The Company is not involved in any pending, nor is the Company aware of any threatened, legal proceedings which the Company believes could reasonably be expected to have a material adverse effect on the Company's business, operating results or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the directors and executive officers of the Company at July 31, 1998:

NAME                                  AGE                            POSITION
--------------------------------      ---      -----------------------------------------------------
Alex Sandel.....................          55   Chairman of the Board, Chief Executive Officer and
                                                 President
David Moss......................          38   Vice President--Operations
Louis Weiss.....................          47   Chief Financial Officer, Principal Accounting Officer
                                                 and Secretary
Timothy Chaney..................          42   Director
Sanford R. Climan(1)(2).........          42   Director
Mark Dyne(2)....................          38   Director
Diana Maranon(1)................          40   Director

------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

    Directors are elected at each annual meeting of shareholders and hold office until the following annual meeting and their successors are duly elected and qualified. The Bylaws of the Company presently provide that the number of directors shall not be less than five nor more than nine, with the exact number to be fixed from time to time by resolution of the Board of Directors. The current number of directors is fixed at five. Any vacancy on the Board of Directors, including a vacancy from increase in the size of the Board of Directors, may be filled by the remaining directors. In no case will the Board of Directors decrease the number of directors or shorten the term of any incumbent director.

    Executive officers are appointed and serve at the discretion of the Board of Directors, subject to applicable employment contracts.

    ALEX SANDEL. Mr. Sandel co-founded the Company with the Existing Shareholders and has served as its Chairman of the Board, Chief Executive Officer and President since inception. Together with the other Existing Shareholders, Mr. Sandel founded Packard Bell NEC in 1986, where he has served as a director since its founding. From December 1994 through December 1997, Mr. Sandel served as a director and President of Cal Circuit Abco II, Inc., a distributor of computer memory products. From 1983 until December 1994, Mr. Sandel served as a director and President of Cal Circuit Abco, Inc. which operated as a distributor of computer memory and peripheral components to the personal computer industry. In December 1994, certain assets of Cal Circuit Abco, Inc. were spun off to form Cal Circuit Abco II, Inc., and Mr. Sandel served as President and a director of Cal Circuit Abco, II, until 1997. Also in December 1994, Cal Circuit Abco, Inc. changed its name to Reveal Computer Products Inc. and continued operating under the management of one of the other Existing Shareholders. In 1979, Mr. Sandel co-founded ABCO, a wholesaler and distributor of electronic components, with one of the Existing Shareholders. ABCO was combined with Cal Circuit Sales in 1983 to form Cal Circuit Abco Inc. See "Certain Relationship and Related Transactions".

    DAVID MOSS. Mr. Moss has served as Vice President--Operations of the Company since the Company was founded in June 1994. From May 1993 through May 1994, Mr. Moss served as Vice President and General Manager of ASR Recording, a manufacturer of CDs. From April 1991 through April 1993, Mr. Moss served as director of manufacturing at Denon Digital, also a manufacturer of CDs. Mr. Moss has worked in the CD and other media replication business for 15 years. He has a B.A. degree in Production and Operation Management and a B.A. degree in Computer Science, both from California State University at Northridge.

    LOUIS WEISS. Mr. Weiss has served as the Chief Financial Officer and Principal Accounting Officer of the Company since May 1998. From December 1996 through April 1998, Mr. Weiss served as Chief Financial Officer of P.D.I. Industries, Inc., a pharmaceuticals distributor. From January 1996 through

September 1996, Mr. Weiss served as Chief Financial Officer of Cardkey Industries, a manufacturer of keycards for building security systems. From June 1992 through December 1995, Mr. Weiss served as President of LLW Associates, a financial consulting firm founded by Mr. Weiss. Mr. Weiss is a Certified Public Accountant and he has a B.A. and M.B.A. from the University of Wisconsin.

    TIMOTHY CHANEY. Mr. Chaney has served as a Director of the Company since August 1998. Since December 1991 Mr. Chaney has been a Director and has served in various executive positions, most recently as President--International, with Virgin Interactive Entertainment ("VIE"), a software games publisher. Mr. Chaney currently manages for VIE eight international offices throughout Europe and Asia. From April 1989 to December 1991, Mr. Chaney was the Managing Director of I.D.G. (Europe) Limited, a consumer electronics and software consulting firm, and Tec Magik Entertainment Limited, a publisher of Sega-compatible software. From 1985 to 1989, Mr. Chaney served as General Manager of U.S. Gold Ltd., one of Europe's largest software publishers during that period.

    SANFORD R. CLIMAN. Mr. Climan has served as a Director of the Company since August 1998. In June 1997, Mr. Climan returned to Creative Artists Agency, Inc. ("CAA"), a leading literary and talent agency, as a member of its senior executive team. Mr. Climan was formerly a member of CAA's senior executive team from June 1986 to September 1995. From October 1995 through May 1997, Mr. Climan was Executive Vice President and President Worldwide Business Development of Universal Studios, Inc. From 1979 to 1986, Mr. Climan held various positions in the entertainment industry. Mr. Climan also serves as a director of PointCast Inc., an Internet computer software company, Sunterra Corporation, an owner and manager of resorts around the world, and Equity Marketing, Inc., a toy manufacturer and promotions company. Mr. Climan received a B.A. degree from Harvard College in 1977, a M.B.A. degree from Harvard Business School in 1979 and a Master of Science in Health Policy and Management from the Harvard School of Public Health in 1979.

    MARK DYNE. Mr. Dyne has served as a Director of the Company since August 1998. Since October 1996, Mr. Dyne has served as Chairman of the Board of Directors and as Chief Executive Officer of Brilliant Digital Entertainment, Inc., a production and development studio producing digital entertainment. Mr. Dyne also currently is a Joint Managing Director of Sega Ozisoft Pty. Limited, a company he helped found in 1982. From June 1995 through May 1997, Mr. Dyne served as a Co-Chief Executive Officer of Sega Enterprises (Australia) Pty., Ltd., a theme park developer which operates the $70 million interactive indoor theme park in Darling Harbor in Sydney, Australia. Mr Dyne also currently is Chairman of the Board of Directors of Tag-It Pacific, Inc., a manufacturer of buttons, tags and other apparel trim products.

    DIANA MARANON. Ms. Maranon has served as a Director of the Company since August 1998. Ms. Maranon is the President and Managing Director of Averil Associates, Inc. ("Averil Associates"), a financial advisory firm, and a member of the National Association of Securities Dealers. Ms. Maranon serves as a director of Brilliant Digital Entertainment, Inc. and Tag-It Pacific, Inc. Prior to founding Averil Associates in 1994, Ms. Maranon was a Vice President with Wasserstein Perella & Co., Inc., an investment banking firm, with whom she started in 1988. From 1985 to 1988, Ms. Maranon practiced securities law with Skadden Arps Slate Meagher & Flom. Ms. Maranon received J.D. and M.B.A. degrees from the University of California at Los Angeles and is a member of the California Bar.

BOARD COMMITTEES

    Commencing upon the closing of the Offering, the Board of Directors will maintain an Audit Committee and a Compensation Committee. The Audit Committee's functions will include recommending to the Board of Directors the engagement of the Company's independent certified public accountants, reviewing with those accountants the plan and results of their audit of the financial statements and determining the independence of the accountants. The Compensation Committee will review and make recommendations with respect to compensation payable to the Company's executive officers and key employees and makes recommendations concerning the Company's employee benefit plans.

DIRECTOR COMPENSATION

    Prior to the Offering, the Company has not paid fees to its directors. Following the Offering, the Company intends to pay non-employee directors fees of $1,500 for their personal attendance at any meeting of the Board and $500 for attendance at any telephonic meeting of the Board or at any meeting of a committee of the Board. Directors also are reimbursed for their reasonable travel expenses incurred in attending Board or committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company did not have a compensation committee for the fiscal year ended December 31, 1997. For the fiscal year ended December 31, 1997, all decisions regarding executive compensation were made by the Company's Board of Directors. No interlocking relationship exists between any member of the Company's Compensation Committee and any member of any other company's board of directors or compensation committee.

EXECUTIVE COMPENSATION

    The following table sets forth both cash and noncash compensation paid or to be paid by the Company to each executive officer of the Company (the "Named Executive Officers") who received compensation for the year ended December 31, 1997 in excess of $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                     ANNUAL COMPENSATION
                                                                     YEAR ENDED     ----------------------
NAME AND PRINCIPAL POSITION                                         DECEMBER 31,      SALARY      BONUS
-----------------------------------------------------------------  ---------------  ----------  ----------
Alex Sandel, Chief Executive Officer and President...............          1997     $  540,000      --
David Moss, Vice President--Operations...........................          1997     $  186,144  $  181,995

EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

    Alex Sandel has an employment agreement (the "Sandel Employment Agreement") pursuant to which he is entitled to a salary at an annual rate of $540,000 per year, subject to upward adjustment by the Compensation Committee. Mr. Sandel is also eligible to receive bonus compensation based on the attainment of various corporate earnings and strategic goals. If the Company's actual earnings before interest and taxes ("EBIT") are (i) greater than 120% of projected EBIT, to be determined by the Board of Directors at the beginning of each fiscal year commencing in 1999 ("Target EBIT"), then Mr. Sandel will receive a bonus equal to 100% of his base salary, and (ii) less than 120%, but equal to or greater than 105% of projected Target EBIT, then Mr. Sandel will receive a bonus prorated from 25% to 100% of his base salary. The Sandel Employment Agreement is effective August 26, 1998 through August 26, 2003 and shall be automatically extended for successive one-year terms subject to 270 days notice of termination from the Company. If Mr. Sandel's employment is terminated without cause, he will be entitled to severance pay at two times his then-current annual salary through the later of the expiration of the Sandel Employment Agreement or two years. Mr. Sandel may terminate the Sandel Employment Agreement upon 180 days written notice to the Company.

    David Moss has an employment agreement (the "Moss Employment Agreement") pursuant to which he is entitled to a salary at an annual rate of $395,000 per year subject to automatic annual increases of six percent and further upward adjustment at the discretion by the Compensation Committee. Mr. Moss is also eligible to receive bonus compensation at the sole discretion of the Compensation Committee of the Board of Directors. If Mr. Moss' employment is terminated without cause, he will be entitled to severance pay at his then-current annual salary through the expiration of the Moss Employment Agreement plus a lump sum payment of $1,000,000. The Moss Employment Agreement is effective August 26, 1998 through August 26, 2003, subject to extension through August 26, 2006 upon the mutual written consent of both parties.

STOCK PLAN

    The Company adopted the Stock Plan in May 1998. Each executive officer, other employee, non-employee director or consultant of the Company or any of its future subsidiaries is eligible to be considered for the grant of awards under the Stock Plan. A maximum of 1,200,000 shares of Common Stock may be issued pursuant to awards granted under the Stock Plan, subject to certain adjustments to prevent dilution. Any shares of Common Stock subject to an award which for any reason expires or terminates unexercised are again available for issuance under the Stock Plan.

    The Stock Plan will be administered by the Company's Board of Directors or by a committee of two or more non-employee directors appointed by the Board of Directors, each of whom shall be a "Non-Employee Director" for purposes of
Section 16(b) of the Exchange Act and, at the discretion of the Board of Directors, an "Outside Director" for purposes of 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") (the "Administrator"). Subject to the provisions of the Stock Plan, the Administrator will have full and final authority to select the executives and other employees to whom awards will be granted thereunder, to grant the awards and to determine the terms and conditions of the awards and the number of shares to be issued pursuant thereto.

    AWARDS. The Stock Plan authorizes the Administrator to enter into any type of arrangement with an eligible employee that, by its terms, involves or might involve the issuance of (i) shares of Common Stock, (ii) an option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege at a price related to the Common Stock, or (iii) any other security or benefit with a value derived from the value of the Common Stock.

    Awards under the Stock Plan are not restricted to any specified form or structure and may include arrangements such as sales, bonuses and other transfers of stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire stock or securities convertible into or redeemable for stock, stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares. An award may consist of one such arrangement or two or more such arrangements in tandem or in the alternative. An award may provide for the issuance of Common Stock for any lawful consideration, including services rendered or, to the extent permitted by applicable state law, to be rendered.

    An award under the Stock Plan may permit the recipient to pay all or part of the purchase price of the shares or other property issuable pursuant to the award, and/or to pay all or part of the recipient's tax withholding obligations with respect to such issuance, by delivering previously owned shares of capital stock of the Company or other property, or by reducing the amount of shares or other property otherwise issuable pursuant to the award. If an option granted under the Stock Plan permitted the recipient to pay for the shares issuable pursuant thereto with previously owned shares, the option may grant the recipient the right to "pyramid" his or her previously owned shares, i.e., to exercise the option in successive transactions, starting with a relatively small number of shares and, by a series of exercises using shares acquired from each transaction to pay the purchase price of the shares acquired in the following transaction, to exercise the option for a larger number of shares with no more investment than the original share or shares delivered.

    PLAN DURATION. The Stock Plan became effective upon its adoption by the Board of Directors on May 7, 1998, and was approved by the Company's shareholders on the same day. The Stock Plan was subsequently amended on August 25, 1998 to increase the number of shares of Common Stock subject to the Stock Plan to 1,200,000. The Company's shareholders approved the amendment on the same day. As of the date hereof, the Board has granted options covering an aggregate of 828,000 shares of Common Stock to directors, officers and employees of the Company, with a weighted average exercise price of $11.35 per share. The options will typically vest in four equal annual installments commencing on the first anniversary of the date of grant. Although any award that was duly granted on or prior to such date may thereafter be exercised or settled in accordance with its terms, no shares of Common Stock may be issued pursuant to any award made after May 7, 2008.

    AMENDMENTS. The Administrator may amend or terminate the Stock Plan at any time and in any manner, subject to the following: (i) no recipient of any award may, without his or her consent, be deprived thereof or of any of his or her rights thereunder or with respect thereto as a result of such amendment or termination; and (ii) if any rule or regulation promulgated by the Securities and Exchange Commission (the "Commission"), the Internal Revenue Service or any national securities exchange or quotation system upon which any of the Company's securities are listed requires that any such amendment be approved by the Company's shareholders, then such amendment will not be effective until it has been approved by the Company's shareholders. Currently, shareholder approval is required to, among other things, increase the number of shares available for issuance under the Stock Plan.

    FORM S-8 REGISTRATION. The Company intends to file a registration statement under the Securities Act to register the 1,200,000 shares of Common Stock reserved for issuance under the Stock Plan and the 366,600 shares issuable upon exercise of the Moss Warrants. Such registration statement is expected to be filed shortly following the date of this Prospectus and will become effective immediately upon filing with the Commission. Shares issued under the Stock Plan after the effective date of such registration statement generally will be available for sale to the public without restriction, except for the 180-day lock-up provisions and except for shares issued to affiliates of the Company, which will remain subject to the volume and manner of sale limitations of Rule
144. See "Shares Eligible for Future Sale."

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Articles of Incorporation include a provision that eliminates the personal liability of its directors to the Company and its shareholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances. This limitation has no effect on a director's liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law; (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director; (iii) for any transaction from which a director derived an improper personal benefit; (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the Company or its shareholders; (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders; (vi) under Section 310 of the California Corporations Code (the "California Code") (concerning contracts or transactions between the Company and a director) or (vii) under Section 316 of the California Code (concerning directors' liability for improper dividends, loans and guarantees). The provision does not extend to acts or omissions of a director in his capacity as an officer. Further, the provision will not affect the availability of injunctions and other equitable remedies available to the Company's shareholders for any violation of a director's fiduciary duty to the Company or its shareholders.

    The Company's Articles of Incorporation also include an authorization for the Company to indemnify its agents (as defined in Section 317 of the California
Code), through bylaw provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this provision, the Company's Bylaws provide for indemnification of the Company's directors, officers and employees. In addition, the Company, at its discretion, may provide indemnification to persons whom the Company is not obligated to indemnify. The Bylaws also allow the Company to enter into indemnity agreements with individual directors, officers, employees and other agents. The Company has entered into indemnification agreements designed to provide the maximum indemnification permitted by law with all the directors and executive officers of the Company. These agreements, together with the Company's Bylaws and Articles of Incorporation, may require the Company, among other things, to indemnify these directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms. The Company maintains director and officer liability insurance.

    Section 317 of the California Code, the Company's Bylaws and the Company's indemnification agreements with its directors and executive officers make provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The Company has been treated as an S Corporation since inception. The Existing Shareholders hold all of the outstanding Common Stock. The Company paid an aggregate of approximately $24.7 million in dividends to the Existing Shareholders from January 1, 1997 through June 30, 1998. These dividends were paid to the Existing Shareholders to pay their income taxes, and as a return of their investment. The Company intends to pay dividends aggregating approximately $3.5 million to the Existing Shareholders prior to the closing of the Offering for the purpose of funding income taxes on S Corporation earnings. Such dividends will be evidenced by notes which will be paid with the proceeds of the Offering.

    Approximately $11.1 million of the loan from Greyrock was used to pay a distribution to the Existing Shareholders. The Existing Shareholders have personally guaranteed repayment of the Greyrock bank debt. Upon completion of this Offering and the application of the net proceeds to repay the loan from Greyrock, it is anticipated that the shareholder guarantee will terminate. See "Use of Proceeds."

    The Company and the Existing Shareholders have entered into a tax indemnification agreement relating to their respective income tax liabilities. See "Termination of S Corporation Status."

    The Company, on November 1, 1997, entered into a Purchase and Sale Agreement with Packard Bell NEC. The Packard Bell NEC Agreement governs the Company's relationship with Packard Bell NEC with respect to the procedures for ordering, pricing and delivering products, as well as product warranties. Pursuant to the Packard Bell NEC Agreement, Packard Bell NEC has agreed to purchase substantially all of its United States requirements for CDs from the Company; provided, the pricing, terms, conditions and quality of the CDs being sold by the Company are at least as favorable as those available from any other third party supplier. The Packard Bell NEC Agreement expires on November 1, 1998 and is automatically renewed for an additional one year term unless terminated by either party prior to October 1, 1998. The Existing Shareholders own a significant minority interest in and Alex Sandel is a director of Packard Bell NEC.

    Historically, a significant portion of the Company's net sales have been to Packard Bell NEC. The Company's net sales to Packard Bell NEC were approximately $12.1 million, $14.2 million and $20.9 million for the years ended 1997, 1996 and 1995, respectively. Such sales represented approximately 33.5%, 54.9% and 77.5% of the Company's net sales for the years ended December 31, 1997, 1996 and 1995, respectively. For the six months ended June 30, 1998, net sales to Packard Bell NEC were approximately $2.8 million, representing approximately 16.9% of the Company net sales for that period. At June 30, 1998, accounts receivable from Packard Bell NEC were approximately $2.0 million, or 40.3% of total trade receivables as of such date.

    During 1996, the Company made loans in an aggregate amount of approximately $3.4 million to Cal Circuit Abco II, Inc., a wholesaler and distributor of electronic components controlled by the Existing Shareholders. All of these loans bore interest at prime plus three and were repaid in full during 1996. In March 1997, the Company made an additional loan of $500,000 to Cal Circuit Abco II, Inc., also bearing interest at prime plus three percent. In December 1997, the Company wrote off this loan as uncollectible.

    The Company had net sales to Reveal Computer Products (formerly named Cal Circuit Abco, Inc. prior to December 1994) ("Reveal"), a repackager of computer peripherals managed by Jason Barzilay and controlled by the Existing Shareholders, amounting to $34,668 and $4,212,049 for the years ended December 31, 1996 and 1995, respectively. During the second quarter of 1996, the Company wrote off accounts receivable balances in the amount of $1,559,017 that were due from Reveal. Also, from June 1995 to November 1995, the Company loaned an aggregate of approximately $3.3 million to Reveal bearing interest at prime plus three percent. The Company determined that such amount was uncollectible and reserved for it at December 31, 1995. The Company ultimately wrote off such amount in 1996, the same year Reveal entered bankruptcy and ceased operations.

    During 1996 the Company advanced an aggregate of approximately $4.3 million to the Existing Shareholders which was repaid during 1997. In December 1997, the Company wrote off approximately $165,000 of interest on this advance.

    The Company paid an aggregate of $630,000 to Jason Barzilay as salary from April 1997 through May 1998. Mr. Barzilay no longer receives salary from the Company.

    In July 1998, the Company advanced approximately $1.5 million to Beny Alagem and Mr. Alagem subsequently repaid the amount in full.

    The Company leases one of its two facilities in Valencia, California, from Bascal Properties II, a partnership owned by the Existing Shareholders. This lease expires in May 2007 and currently provides for a monthly base rent of $20,000, with periodic adjustments based on the Consumer Price Index. Rental payments to Bascal Properties II were $120,000 and $140,000 for the six months ended June 30, 1998 and the year ended December 31, 1997, respectively. In June 1997, the Company loaned approximately $1.9 million to Bascal Properties II. This loan bore interest at prime plus two percent and was repaid in full in September 1997.

    Averil Associates, a financial advisory firm founded and controlled by Diana Maranon, has, since September 1997, performed various services for the Company including investigation of strategic and financing alternatives and assistance in connection with this Offering. As consideration for services rendered, the Company paid to Averil Associates the aggregate amount of $85,000 plus out of pocket expenses in connection with the investigation of certain financing alternatives. As consideration for services rendered in connection with this Offering, the Company has agreed to pay Averil Associates a cash payment of 0.75% of the gross proceeds raised upon consummation of the Offering and warrants to purchase shares of Common Stock equivalent to 0.25% of the gross proceeds raised at an exercise price equal to 110% of the initial public offering price (the "Averil Warrants"). The Averil Warrants will become exercisable on the first anniversary of the Offering. The Company has entered into an indemnification agreement with Averil Associates pursuant to which the Company will indemnify Averil Associates and Ms. Maranon against any amounts these parties may become obligated to pay in connection with Ms. Maranon's service as a Director of and consultant to the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of July 31, 1998, and as adjusted to reflect the sale of shares of Common Stock by the Company and the sale of shares of Common Stock by the Selling Shareholders offered by this Prospectus, for (i) each person who is known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each of the Company's Directors, (iii) each of the Named Executive Officers, and (iv) all Directors and executive officers of the Company as a group. The address of each person listed is in care of the Company, 25136 Anza Drive, Valencia, California 91355, unless otherwise set forth below such person's name.

                                                           SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                             OWNED PRIOR TO                       OWNED AFTER THE
                                                               OFFERING(1)                           OFFERING
                                                         -----------------------  NUMBER OF   -----------------------
                                                         NUMBER OF   PERCENT OF     SHARES    NUMBER OF   PERCENT OF
NAME OF BENEFICIAL OWNER                                   SHARES       CLASS      OFFERED      SHARES       CLASS
-------------------------------------------------------  ----------  -----------  ----------  ----------  -----------
Alex Sandel............................................   3,000,000        33.3%
Beny Alagem............................................   3,000,000        33.3%
Jason Barzilay.........................................   3,000,000        33.3%
David Moss(2)..........................................     366,600         3.9%
Louis Weiss............................................      --               *
Timothy Chaney(3)......................................      --               *
Sanford R. Climan(4)...................................      --               *
Mark Dyne(5)...........................................      --               *
Diana Maranon(6).......................................      --               *
All of the directors and executive officers as a group
  (seven persons)(7)...................................   9,366,600       100.0%

------------------------

*   Less than one percent.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to such shares. Unless otherwise indicated, the persons named in this table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

(2) Represents shares of Common Stock reserved for issuance upon exercise of the Moss Warrants which are currently exercisable.

(3) Mr. Chaney's address is c/o Virgin Interactive Entertainment, 2 Kensington Square, London W85RB, United Kingdom.

(4) Mr. Climan's address is c/o Creative Artists Agency, 9830 Wilshire Blvd., Beverly Hills, California 90212.

(5) Mr. Dyne's address is c/o Brilliant Digital Entertainment, Inc., 6355 Topanga Canyon Boulevard, Suite 513, Woodland Hills, California 91367.

(6) Ms. Maranon's address is c/o Averil Associates, Inc., 833 17th Street, Suite 6, Santa Monica, California 90403.

(7) Includes 366,600 shares of Common Stock reserved for issuance upon exercise of the Moss Warrants which are currently exercisable.

                          DESCRIPTION OF CAPITAL STOCK

    The Company is authorized to issue 45,000,000 shares of Common Stock, and 5,000,000 shares of Preferred Stock. As of the date of this Prospectus, there were 9,000,000 shares of Common Stock outstanding and there were three holders of record of the Common Stock. Currently, there are no shares of Preferred Stock outstanding. The following statements are brief summaries of certain provisions relating to the Company's capital stock.

COMMON STOCK

    The holders of Common Stock are entitled to one vote for each share held of record on all matters on which the holders of Common Stock are entitled to vote and have cumulative voting rights with respect to the election of directors. The right to cumulate votes will automatically cease as of the first record date of the Company's annual meeting of shareholders where the Company has at least 800 holders of its equity securities. The holders of Common Stock are entitled to receive ratably dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled subject to the rights of holders of Preferred Stock issued by the Company, if any, to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Common Stock.

    The holders of Common Stock have no preemptive or conversion rights and they are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The outstanding shares of Common Stock are, and the Common Stock issuable pursuant to this Prospectus will be, when issued, fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors has the authority to issue the authorized and unissued Preferred Stock in one or more series with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of the Company. The Company does not currently intend to issue any shares of its Preferred Stock.

WARRANTS

    The Company has granted to David Moss warrants to purchase 366,600 shares of Common Stock. The Moss Warrants expire on December 31, 2007 and are exercisable for $0.0017 per share. None of the Moss Warrants will have any voting rights, dividend rights or preferences until such time as they are exercised for shares of Common Stock.

    Effective upon the closing of the Offering, the Company will grant to Averil Associates warrants to purchase shares of the Common Stock equivalent to 0.25% of the gross proceeds raised in the Offering with an exercise price equal to 110% of the initial public offering price. The Averil Warrants expire five years after they are granted. See "Certain Relationships and Related Transactions."

TRANSFER AGENT

    The Company's transfer agent and registrar for its Common Stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Offering, the Company will have       shares of
Common Stock outstanding (      if the Underwriters' over-allotment options are
exercised in full). Of those shares, a total of         (        if the
Underwriters' over-allotment options are exercised in full) will be freely tradable without restriction or further registration under the Securities Act, unless purchased or held by "affiliates" of the Company as that term is defined in Rule 144.

    In general, under Rule 144 as currently in effect, any affiliate of the Company who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period commencing 90 days after the date of this Prospectus a number of shares that does not exceed the greater
of one percent of the then outstanding shares of Common Stock (          shares
immediately after the completion of the Offering) or the reported average weekly trading volume during the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. All shares of Common Stock held by the Existing Shareholders (and all shares issuable upon exercise of the Moss Warrants) will be eligible for sale commencing 180 days after the date of this Prospectus pursuant to Rule 144, subject to the restrictions under Rule 144 referred to above and, as described below, subject to the agreement of certain holders of Common Stock to certain restrictions on their ability to sell Common Stock for a period of 180 days following the consummation of the Offering. See "Underwriting."

    Pursuant to certain lock-up agreements, the Company, its executive officers, directors and shareholders, including the Selling Shareholders have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant or any option to purchase or other sale or disposition) of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or other similar securities of the Company for a period of 180 days from the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreements do not prevent the Company from granting additional options under the Stock Plan. After such 180-day period, this restriction will expire and shares permitted to be sold under Rule 144 will be eligible for sale. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such lock-up agreements.

    Within 90 days after the date of this Prospectus, the Company intends to file a Registration Statement on Form S-8 covering an aggregate of approximately 1,566,600 shares of Common Stock (including the 828,000 shares of Common Stock which will then be subject to outstanding options and 366,600 shares of Common Stock underlying the Moss Warrants). The Company has also agreed to file a Registration Statement on Form S-3 covering the shares of Common Stock underlying the Averil Warrants, after the Averil Warrants become exercisable. Shares of Common Stock issued upon exercise of options issued pursuant to the Stock Plan and upon exercise of the Moss Warrants will be available for sale in the public market after the effective date of the Form S-8, subject to Rule 144 volume limitations applicable to affiliates of the Company and to the lock-up agreements. Shares of Common Stock issuable upon exercise of the Averil Warrants will become exercisable subject to Rule 144 volume limitations, one year after the date of the Averil Warrants or the filing of the related Form S-3, whichever occurs first.

    Prior to this Offering, there has been no public market for the Common Stock, and no predictions can be made with respect to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the prevailing market price for the Common Stock. Sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales may occur, could adversely affect the prevailing market prices for the Common Stock and impair the Company's ability to raise capital through the sale of equity securities. See "Risk Factors--Shares Eligible for Future Sale."

                                  UNDERWRITING

    The underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated and ING Baring Furman Selz LLC are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth opposite their respective names.

                                                                                     NUMBER
UNDERWRITER                                                                        OF SHARES
---------------------------------------------------------------------------------  ----------
Prudential Securities Incorporated...............................................
ING Baring Furman Selz LLC.......................................................

                                                                                   ----------
Total............................................................................
                                                                                   ----------
                                                                                   ----------

    The Company and the Selling Shareholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby, if any are purchased.

    The Underwriters, through their Representatives, have advised the Company and the Selling Shareholders that they propose to offer the Common Stock at the initial public offering price set forth on the cover page of this Prospectus;
that the Underwriters may allow to selected dealers a concession of $        per
share; and that such dealers may re-allow a concession of $        per share to
certain other dealers. After the Offering, the initial public offering price and the concessions may be changed by the Representatives.

    The Company and the Selling Shareholders have granted the Underwriters options, exercisable for 30 days from the date of this Prospectus, to purchase,
in the aggregate up to         additional shares of Common Stock at the initial
public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such options solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding
table bears to         .

    The Underwriters have informed the Company that they do not intend to confirm sales to any accounts over which they exercise authority.

    The Company, the Existing Shareholders and the Selling Shareholders have agreed to indemnify the several Underwriters and contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

    The Company, its executive officers, directors and shareholders including the Selling Shareholders have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock or other capital stock of the Company or any right to purchase or acquire Common Stock or other capital stock of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except for options granted pursuant to the Stock Plan. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all shares or any portion of the shares subject to such lock-up agreements.

    Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock will be determined through negotiations among the Company, the Selling Shareholders and the Underwriters. Among the factors to be considered in making such determination will be prevailing market conditions, the Company's financial and operating history and condition, its prospects and the prospects of the industry in general, the management of the Company, and the market prices of securities for companies in businesses similar to that of the Company.

    In connection with the Offering, certain Underwriters (and selling group members, if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Selling Shareholders, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may
also cover all or a portion of such short position, up to         shares of
Common Stock, by exercising the Underwriters' over-allotment options referred to previously. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price for the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required and, if they are undertaken, then they may be discontinued at any time.

                                 LEGAL MATTERS

    Counsel for the Company, Troop Steuber Pasich Reddick & Tobey, LLP, Los Angeles, California, have rendered an opinion to the effect that the Common Stock offered by the Company upon sale will be duly and validly issued, fully paid and non-assessable. Gibson, Dunn & Crutcher LLP, Los Angeles, California, have acted as counsel to the Underwriters in connection with certain legal matters relating to the Offering.

                                    EXPERTS

    The financial statements of Future Media Productions, Inc. at December 31, 1997 and June 30, 1998 and the year ended December 31, 1997 and six months ended June 30, 1998, appearing in this Prospectus and the registration statement of which this Prospectus is part have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The financial statements of Future Media Productions, Inc. at December 31, 1996 and December 31, 1995 and the period ended December 31, 1996, appearing in this Prospectus and the registration statement of which this Prospectus is part have been audited by Brown, Leifer, Slatkin + Berns, independent public accountants, as set forth in their report also included elsewhere herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The Company retained Ernst & Young LLP as its independent auditors and replaced Brown, Leifer, Slatkin + Berns (now known as Brown, Leifer, Slatkin + Berns LLP) in November 1997. The report of Brown, Leifer, Slatkin + Berns on the financial statements of the Company as of December 31, 1996 and 1995 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or application of accounting principles. During the years ended December 31, 1996 and 1995 and through the date of replacement, there were no disagreements with Brown, Leifer, Slatkin + Berns on any matters of accounting principles or practices, financial statements disclosure, or auditing scope or procedure.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission in Washington, D.C., a registration statement under the Securities Act with respect to the shares offered hereby. This Prospectus does not contain all of the information set forth in such registration statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and with respect to any contract or other document filed as an exhibit to such registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. For further information with respect to the Company and the shares offered hereby, reference is hereby made to such registration statement and exhibits thereto. A copy of such registration statement, including the exhibits thereto, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain prescribed rates.

    Upon consummation of the Offering, the Company will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the Securities and Exchange Commission in accordance with its rules. Such reports and other information concerning the Company may be inspected and copied at the public reference facilities referred to above as well as certain regional offices of the Securities and Exchange Commission.

    The Securities and Exchange Commission maintains a web site which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission (such as the Company) at http:\\www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Ernst & Young LLP, Independent Auditors..........................................................        F-2

Balance Sheets at December 31, 1997 and June 30, 1998......................................................        F-3

Statements of Income for year ended December 31, 1997 and six months ended June 30, 1998...................        F-4

Statements of Shareholders' Equity (Deficit) for year ended December 31, 1997 and six months ended June 30,
  1998 ....................................................................................................        F-5

Statements of Cash Flows for year ended December 31,
  1997 and six months ended June 30, 1998..................................................................        F-6

Notes to Financial Statements for December 31, 1997 and June 30, 1998......................................        F-7

Report of Brown Leifer Slatkin + Berns, Independent Auditors...............................................       F-18

Balance Sheets at December 31, 1995 and 1996...............................................................       F-19

Statements of Income for years ended December 31, 1995 and 1996............................................       F-20

Statements of Shareholders' Equity for years ended December 31, 1995 and 1996..............................       F-21

Statements of Cash Flows for years ended December 31, 1995 and 1996........................................       F-22

Notes to Financial Statements for December 31, 1995 and 1996...............................................       F-23

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Future Media Productions, Inc.

    We have audited the accompanying balance sheets of Future Media Productions, Inc. as of December 31, 1997 and June 30, 1998, and the related statements of income, shareholders' equity (deficit) and cash flows for the year ended December 31, 1997 and the six month period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Future Media Productions, Inc. as of December 31, 1997 and June 30, 1998, and the results of its operations and its cash flows for the year ended December 31, 1997 and the six month period ended June 30, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Woodland Hills, California
September 4, 1998

                         FUTURE MEDIA PRODUCTIONS, INC.

                                 BALANCE SHEETS

                                                          DECEMBER               PRO FORMA
                                                             31       JUNE 30     JUNE 30
                                                            1997        1998        1998
                                                         ----------  ----------  ----------
                                                                                 (UNAUDITED)
                                          ASSETS
Current assets:
  Cash and cash equivalents............................  $   --      $1,891,151
  Accounts receivable (net of allowance for doubtful
    accounts of $250,000 in 1997 and $286,584 in
    1998)..............................................   6,807,784   4,627,461
  Inventories..........................................     634,498     583,883
  Other receivables....................................     275,000      48,000
  Prepaid expenses.....................................     310,409     392,064
  Deferred state income taxes..........................       8,300       9,800
                                                         ----------  ----------
Total current assets...................................   8,035,991   7,552,359

Property and equipment, net............................  17,636,252  20,127,747
Deferred state income taxes, noncurrent................      --          45,825
Other assets...........................................     247,969     349,949
                                                         ----------  ----------
Total assets...........................................  $25,920,212 $28,075,880
                                                         ----------  ----------
                                                         ----------  ----------

                      LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Bank overdraft.......................................  $  743,408  $   --
  Line of credit.......................................     263,644      --
  Accounts payable--trade..............................   1,707,644   1,965,320
  Accounts payable--capital equipment..................   4,005,345   5,010,393
  Accrued expenses--royalties..........................   4,166,500   5,892,052
  Accrued expenses.....................................     624,048     903,792
  Current portion of long-term debt....................   2,610,343   3,756,342
  Current portion of capital lease obligations.........      10,979      10,979
                                                         ----------  ----------
Total current liabilities..............................  14,131,911  17,538,878

Long-term debt, less current portion...................   1,755,292  10,963,693
Capital lease obligations, less current portion........      29,130      23,425
Deferred state income taxes............................      68,300      76,300

Commitments............................................
Shareholders' equity (deficit):
  Preferred stock, no par value:
    Authorized shares--5,000,000.......................
    Issued and outstanding shares--none................      --          --      $   --
  Common stock, no par value:
    Authorized shares--45,000,000......................
    Issued and outstanding shares--9,000,000...........      15,000   3,070,000  (4,026,416)
  Retained earnings (deficit)..........................   9,920,579  (3,596,416)     --
                                                         ----------  ----------  ----------
Total shareholders' equity (deficit)...................   9,935,579    (526,416) $(4,026,416)
                                                         ----------  ----------  ----------
                                                                                 ----------
Total liabilities and shareholders' equity (deficit)...  $25,920,212 $28,075,880
                                                         ----------  ----------
                                                         ----------  ----------

                            See accompanying notes.

                         FUTURE MEDIA PRODUCTIONS, INC.

                              STATEMENTS OF INCOME

                                                                                                  SIX MONTHS
                                                                                   YEAR ENDED        ENDED
                                                                                   DECEMBER 31      JUNE 30
                                                                                      1997           1998
                                                                                  -------------  -------------
Net sales.......................................................................  $  36,042,427  $  16,708,570
Cost of goods sold..............................................................     23,140,591     11,023,119
                                                                                  -------------  -------------
Gross profit....................................................................     12,901,836      5,685,451
Selling, general and administrative expenses....................................      4,214,033      2,039,873
Stock warrant compensation expense..............................................       --            3,055,000
                                                                                  -------------  -------------
Income from operations..........................................................      8,687,803        590,578
Other income (expenses):
  Interest income...............................................................         42,105         14,714
  Interest expense..............................................................       (817,998)      (448,377)
  Other income, net.............................................................          8,149         32,938
                                                                                  -------------  -------------
                                                                                       (767,744)      (400,725)
                                                                                  -------------  -------------

Income before provision for state income taxes..................................      7,920,059        189,853

Provision for state income taxes................................................        119,900          2,848
                                                                                  -------------  -------------

Net income......................................................................  $   7,800,159  $     187,005
                                                                                  -------------  -------------
                                                                                  -------------  -------------

Pro forma net income data (Notes 1 and 7, unaudited):
  Income before provision for income taxes......................................  $   7,920,059  $     189,853
  Pro forma income tax provision................................................      2,908,900         75,941
                                                                                  -------------  -------------
  Pro forma net income..........................................................  $   5,011,159  $     113,912
                                                                                  -------------  -------------
                                                                                  -------------  -------------

  Pro forma basic earnings per share............................................  $        0.56  $        0.01
                                                                                  -------------  -------------
                                                                                  -------------  -------------
  Pro forma diluted earnings per share..........................................  $        0.54  $        0.01
                                                                                  -------------  -------------
                                                                                  -------------  -------------
  Weighted average shares outstanding--basic....................................      9,000,000      9,000,000
                                                                                  -------------  -------------
                                                                                  -------------  -------------
  Weighted average shares outstanding--diluted..................................      9,233,333      9,643,133
                                                                                  -------------  -------------
                                                                                  -------------  -------------

                            See accompanying notes.

                            FUTURE MEDIA PRODUCTIONS

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                              COMMON STOCK           RETAINED
                                                        ------------------------     EARNINGS
                                                          SHARES       AMOUNT       (DEFICIT)         TOTAL
                                                        ----------  ------------  --------------  --------------
Balance at January 1, 1997............................   9,000,000  $     15,000  $   13,129,440  $   13,144,440
Dividends, $1.22 per share............................      --           --          (11,009,020)    (11,009,020)
Net income............................................      --           --            7,800,159       7,800,159
                                                        ----------  ------------  --------------  --------------
Balance at December 31, 1997..........................   9,000,000        15,000       9,920,579       9,935,579
Dividends, $1.52 per share............................      --           --          (13,704,000)    (13,704,000)
Issuance of stock warrants............................      --         3,055,000        --             3,055,000
Net income............................................      --           --              187,005         187,005
                                                        ----------  ------------  --------------  --------------
Balance at June 30, 1998..............................   9,000,000  $  3,070,000  $   (3,596,416) $     (526,416)
                                                        ----------  ------------  --------------  --------------
                                                        ----------  ------------  --------------  --------------

                            See accompanying notes.

                         FUTURE MEDIA PRODUCTIONS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                      YEAR ENDED      SIX MONTHS
                                                                                      DECEMBER 31   ENDED JUNE 30
                                                                                         1997            1998
                                                                                     -------------  --------------
OPERATING ACTIVITIES
Net income.........................................................................  $   7,800,159  $      187,005
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization....................................................      1,949,838       1,286,002
  Deferred income taxes............................................................         17,000         (39,325)
  Provision for bad debts..........................................................        955,243          60,000
  Stock warrant compensation expense...............................................       --             3,055,000
  Loss on disposals of property and equipment......................................         20,959        --
  Changes in operating assets and liabilities:
    Accounts receivable............................................................     (3,195,350)      2,120,323
    Inventories....................................................................      1,523,072          50,615
    Prepaid expenses...............................................................       (121,019)        (81,655)
    Other assets...................................................................        279,437        (104,036)
    Other receivables..............................................................       --               227,000
    Accounts payable...............................................................       (850,930)        257,676
    Accounts payable--equipment....................................................      3,835,376       1,005,048
    Accrued expenses...............................................................         39,622         279,744
    Accrued liability--royalties...................................................      3,090,416       1,725,552
                                                                                     -------------  --------------
Net cash provided by operating activities..........................................     15,343,823      10,028,949
INVESTING ACTIVITIES
Purchases of property and equipment................................................     (7,477,062)     (3,775,441)
                                                                                     -------------  --------------
Net cash used in investing activities..............................................     (7,477,062)     (3,775,441)
FINANCING ACTIVITIES
Net repayments on line of credit...................................................       (103,316)       (263,644)
Proceeds from long-term debt.......................................................      6,537,612      11,321,000
Repayments on long-term debt.......................................................     (6,700,928)       (966,600)
Payments on capital lease obligations..............................................        (14,221)         (5,705)
Dividends paid to shareholders.....................................................     (6,671,542)    (13,704,000)
                                                                                     -------------  --------------
Net cash used in financing activities..............................................     (6,952,395)     (3,618,949)
                                                                                     -------------  --------------
Net increase in cash and cash equivalents..........................................        914,366       2,634,559
Cash and cash equivalents (bank overdraft) at beginning of period..................     (1,657,774)       (743,408)
                                                                                     -------------  --------------
Cash and cash equivalents (bank overdraft) at end of period........................  $    (743,408) $    1,891,151
                                                                                     -------------  --------------
                                                                                     -------------  --------------
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest.......................................................................  $     817,998  $      444,287
    State income taxes.............................................................  $     107,000  $       20,000

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS

    During the year ended December 31, 1997, the Company distributed $11,009,020 to shareholders consisting of a $4,337,478 reduction of notes receivable due from shareholders and cash payments of $6,671,542.

    During the year ended December 31, 1997, the Company entered into capital lease obligations totaling $29,228.

    The total balance of accounts payable--equipment represents property and equipment purchased and placed into service which the Company has not paid for as of December 31, 1997 and June 30, 1998.

                            See accompanying notes.

                         FUTURE MEDIA PRODUCTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                 JUNE 30, 1998

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS

    Future Media Productions, Inc. (the Company) is a vertically integrated manufacturer and supplier of compact disks (CDs) to the computer hardware, software, on-line and publishing industries, providing mastering, replication and a full range of services, including printing, packaging and fulfillment. The majority of the Company's business is targeted at high volume customers in the CD-ROM market.

    PRESENTATION

    The Company is a S Corporation for income taxes purposes. The pro forma June 30, 1998 unaudited information reflected in the accompanying balance sheets reflects the dividend, in the amount of approximately $3,500,000 (unaudited), to shareholders upon conversion from a S Corporation to a C Corporation as discussed further in Note 1, "Income Taxes," and Note 7 to the financial statements.

    ESTIMATES AND ASSUMPTIONS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates, although management does not believe that any differences would materially affect the Company's financial position or results of operations.

    CONCENTRATION OF CREDIT RISK

    The Company manufactures and distributes CDs principally to computer hardware distributors and software publishers throughout the United States. The Company grants credit to its customers and does not require collateral. Credit evaluations are performed periodically as needed. Concentrations of credit exist, including those with related parties, and are described in Note 4.

    CASH EQUIVALENTS

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

    INVENTORIES

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

    PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost and depreciated over its useful life ranging from three to ten years using the straight-line method. Maintenance and repairs are charged to expense as incurred and costs of additions and betterments that increase the useful life are capitalized. Amortization of leased property is computed by the straight-line method over the lesser of the asset life or life of the lease.

                         FUTURE MEDIA PRODUCTIONS, INC.

                                 JUNE 30, 1998

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) INCOME TAXES

    The Company has elected to be taxed under the S Corporation provisions of the Internal Revenue Code which provide that, in lieu of corporate income taxes, the shareholders separately account for their pro rata share of the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for corporate federal income taxes. Similar provisions apply for California income tax reporting; however, California tax law provides for a 1.5% rate on taxable income at the corporate level. Accordingly, the income tax provision consists of 1.5% tax due on the California taxable income of the Company.

    In connection with the closing of the proposed public offering as discussed in Note 11, the Company's S Corporation status will terminate and the Company will be taxed thereafter as a C Corporation. The pro forma statements of income reflect a provision for federal and state income taxes as if the Company was a C Corporation for the periods presented. Upon conversion to a C Corporation, the Company will establish a net deferred tax liability with an accompanying increase to income tax expense. If this charge were recorded at June 30, 1998, the amount would have been approximately $1,800,000 (unaudited).

    REVENUE RECOGNITION

    Revenues are recognized when products are shipped.

    STOCK-BASED COMPENSATION

    Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock Based Compensation" encourages, but does not require, companies to record compensation for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees."

    EARNINGS PER SHARE (UNAUDITED)

    The Company calculates earnings per share in accordance with SFAS No. 128 "Earnings Per Share." Pro forma basic earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding. Pro forma diluted earnings per share has been computed by dividing net income by securities or other contracts to issue common stock as if these securities were exercised or converted to common stock.

                         FUTURE MEDIA PRODUCTIONS, INC.

                                 JUNE 30, 1998

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The following table sets forth the calculation for pro forma basic and diluted earnings per share for the periods indicated:

                                                                                   SIX MONTHS
                                                                     YEAR ENDED      ENDED
                                                                    DECEMBER 31     JUNE 30
                                                                        1997          1998
                                                                    ------------  ------------
Earnings:
  Pro forma net income............................................   $5,011,159   $    113,912
                                                                    ------------  ------------
                                                                    ------------  ------------
Shares:
  Weighted average shares for basic earnings per share............    9,000,000      9,000,000
  Share equivalent for dividends to stockholders..................      233,333        233,333
  Stock options and warrants......................................       --            409,800
                                                                    ------------  ------------
  Weighted average shares for diluted earnings per share..........    9,233,333      9,643,133
                                                                    ------------  ------------
                                                                    ------------  ------------

    As discussed further in Notes 1 and 7, the Company is currently taxed as an S Corporation for federal income and California franchise tax purposes. Accordingly, the provision for income taxes for the periods presented reflect primarily state income tax. The pro forma unaudited earnings per share information is calculated as if the Company had been subject to tax as a C Corporation for the periods presented and gives effect to the dividend to be paid to shareholders upon conversion to a C Corporation. If the earnings per share data were computed based on the Company's S Corporation status for the periods presented, pro forma basic and diluted earnings per share would have been $0.87 and $0.84, respectively, for the year ended December 31, 1997 and $0.02 and $0.02, respectively, for the six months ended June 30, 1998.

    LONG-LIVED ASSETS

    The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If an impairment is indicated, the amount of the loss to be recorded is based upon an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods. No such impairment losses have been identified by the Company.

    NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components. Components of comprehensive income are net income and all other non-owner changes in equity such as unrealized gains on available-for-sale securities that are not included in net income. This statement requires that an enterprise: (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings in the equity section of the balance sheet. While SFAS No. 130 is

                         FUTURE MEDIA PRODUCTIONS, INC.

                                 JUNE 30, 1998

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) effective for financial statements issued for periods beginning after December 15, 1997, and therefore was adopted in the six months ended June 30, 1998, there were no items of comprehensive income and no impact on the Company's results of operations or related disclosures for the six months ended June 30, 1998.

    SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. SFAS No. 131 is effective for fiscal years beginning subsequent to December 15, 1997, and therefore, will be adopted by the Company for the year ended December 31, 1998. The Company does not expect the adoption of SFAS No. 131 to result in any material changes in its disclosure and this statement will have no impact on the Company's consolidated results of operations, financial position or cash flows.

    RECLASSIFICATIONS

    Certain reclassifications have been made to the December 31, 1997 financial statements to conform to the presentation in 1998.

2. INVENTORIES

    Inventories consisted of the following:

                                                                      DECEMBER 31    JUNE 30
                                                                          1997         1998
                                                                      ------------  ----------
Raw materials.......................................................   $  355,826   $  451,113
Work-in process and finished goods..................................      278,672      132,770
                                                                      ------------  ----------
                                                                       $  634,498   $  583,883
                                                                      ------------  ----------
                                                                      ------------  ----------

3. PROPERTY AND EQUIPMENT

    Property and equipment, net, consisted of the following:

                                                                  DECEMBER 31      JUNE 30
                                                                     1997           1998
                                                                 -------------  -------------
Plant equipment................................................  $  21,248,859  $  24,849,667
Computer equipment.............................................        112,021        120,857
Office furniture and equipment.................................         77,814         83,564
Computer software..............................................         23,056         23,056
Automotive equipment...........................................         64,080         71,080
Leasehold improvements.........................................        504,171        657,218
Leased property under capital leases...........................         73,508         73,508
                                                                 -------------  -------------
                                                                    22,103,509     25,878,950
Less accumulated depreciation and amortization.................     (4,467,257)    (5,751,203)
                                                                 -------------  -------------
                                                                 $  17,636,252  $  20,127,747
                                                                 -------------  -------------
                                                                 -------------  -------------

                         FUTURE MEDIA PRODUCTIONS, INC.

                                 JUNE 30, 1998

4. RELATED PARTY TRANSACTIONS AND MAJOR CUSTOMERS

    During the year ended December 31, 1997 and six months ended June 30, 1998, a significant portion of the Company's revenue activity consisted of sales to one affiliated company, which is partially owned by the shareholders of the Company. Net sales to this affiliate, an original manufacturer of personal computers, were $12,068,296 and $2,820,844 for the year ended December 31, 1997 and the six months ended June 30, 1998, respectively, and represented 33.5% and 16.9% of the Company's net sales, respectively. At December 31, 1997 and June 30, 1998, accounts receivable from this affiliate were $2,413,640 and $1,980,299, or 34.2% and 40.3% of total trade receivables, respectively.

    Net sales to two unaffiliated customers were 20.9% and 14.5% of total net sales for the year ended December 31, 1997 and 46.8% and 7.4% of total net sales for the six months ended June 30, 1998. Accounts receivable from these customers at December 31, 1997 and June 30, 1998 were $1,320,345 and $1,323,142, or 18.7%
and 18.8%, and $549,532 and $378,452, or 11.2% and 7.7%, of total trade receivables, respectively.

    During the year ended December 31, 1997, the Company wrote off accounts receivable balances due from related parties in the aggregate of $670,263, none of which related to the receivables from the affiliated company discussed above.

    A director of the Company performed services for the Company including investigation of strategic and financing alternatives and assistance in the offering as described in Note 11. As consideration for such services, the Company paid to the director $60,459 during the six months ended June 30, 1998 and $25,000 during the year ended December 31, 1997, including out of pocket expenses. The Company has committed, upon consummation of the offering, to a cash payment to the director of 0.75% of the gross proceeds of the Offering and a grant of warrants equivalent to 0.25% of the gross proceeds of the Offering to purchase shares of common stock at an exercise price of 110% of the offering price.

    Refer to Note 8 for discussion of additional related party transactions.

5. FINANCING

    In February 1997, the Company entered into a credit agreement (Credit Agreement) with a lender, which was amended in January 1998 and further amended in April 1998 and July 1998. The Credit Agreement currently provides both a loan based on 80% of the Company's eligible receivables (as defined) (Receivable Loans) and additional revolving loans (Revolving Loan). Under the Credit Agreement the Company is allowed to borrow up to $20,000,000, or an amount equal to 80% of the Company's eligible receivables (as defined in the Credit Agreement) plus the unpaid balance of the Revolving Loan. The Credit Agreement had an original maturity date of February 28, 1998 and provided for automatic renewals. In January 1998, the agreement was amended to have an original maturity of April 30, 1998 and in September 1998 the maturity date was extended to May 31, 2000, and continues to provide for automatic renewals. Borrowings under Receivables Loan bear interest at the prime rate (8.50% at December 31, 1997 and June 30, 1998) plus 2% per annum; however, the interest rate will not be less than 7.00% per annum. Outstanding borrowings under the Receivables Loan amounted to $263,644 at December 31, 1997. There were no outstanding borrowings under the Receivables Loan at June 30, 1998. The Credit Agreement is secured by accounts receivable, equipment, inventory and other assets and is personally guaranteed by the shareholders of the Company. Interest expense related to the Receivable Loans for the

                         FUTURE MEDIA PRODUCTIONS, INC.

                                 JUNE 30, 1998

5. FINANCING (CONTINUED)
year ended December 31, 1997 and for the six months ended June 30, 1998 was $234,778 and $23,197, respectively.

    Under the amendment of April 1998, the Revolving Loan was for an amount of $15,000,000, which is payable in monthly principal installments of $312,500 through (i) the earlier of the date the Credit Agreement terminates, or is terminated, or (ii) April 2002. The Revolving Loan bears interest at the prime rate (8.50% at December 31, 1997 and June 30, 1998) plus 2% per annum; however, the interest rate will not be less than 7.00% per annum. The outstanding balance of the Revolving Loan was $4,330,000 and $14,687,500 at December 31, 1997 and June 30, 1998, respectively. As part of the Credit Agreement, the Revolving Loan is collateralized by accounts receivable, equipment, inventory and other assets and is personally guaranteed by the shareholders of the Company.

    Subsequent to the closing of the offering described in Note 11, the Company anticipates renegotiating the terms under the Credit Facility, including maturity dates, covenants, interest rates and personal guarantees.

    In August 1997, the Company entered into a loan agreement for the purchase of automotive equipment. Proceeds received from the loan were $37,612 which are being repaid in monthly installments of $794 through August 2002. The outstanding balance accrues interest at a rate of 9.6%. The loan is collateralized by the automotive equipment.

    Future maturities of long-term debt are as follows:

Six months ended December 31, 1998.............................  $ 1,878,244
Year ended December 31:
  1999.........................................................    3,756,987
  2000.........................................................    3,757,697
  2001.........................................................    3,758,480
  2002.........................................................    1,568,627
                                                                 -----------
                                                                 $14,720,035
                                                                 -----------
                                                                 -----------

    Interest expense incurred for long-term debt was $579,123 and $412,015 for the year ended December 31, 1997 and the six months ended June 30, 1998, respectively.

    The Company's weighted average interest rate on its debt was 10.5% for the year ended December 31, 1997 and for the six months ended June 30, 1998.

                         FUTURE MEDIA PRODUCTIONS, INC.

                                 JUNE 30, 1998

6. CAPITAL LEASE OBLIGATIONS

    The Company leases certain equipment with lease terms through August 2002. Obligations under capital leases have been recorded in the accompanying financial statements at the present value of future minimum lease payments, discounted at interest rates ranging from 11.02% to 11.25%. The capitalized cost of the equipment of $73,508, less accumulated depreciation of $26,435, is included in property, plant, and equipment in the accompanying financial statements. Depreciation expense for this equipment for the year ended December 31, 1997 and the six months ended June 30, 1998 was $4,223 and $6,367, respectively.

    At June 30, the future minimum lease payments under the capital leases are as follows:

Six months ended December 31, 1998.................................  $   7,123
Year ended December 31:
  1999.............................................................     14,347
  2000.............................................................      7,625
  2001.............................................................      7,625
  2002.............................................................      5,083
                                                                     ---------
Total future minimum lease payments................................     41,803
Less amount representing interest..................................      7,399
                                                                     ---------
Total..............................................................  $  34,404
                                                                     ---------
                                                                     ---------

7. INCOME TAXES

    The provision for state income taxes is as follows:

                                                                                   SIX MONTHS
                                                                      YEAR ENDED   ENDED JUNE
                                                                     DECEMBER 31       30
                                                                         1997         1998
                                                                     ------------  -----------
Current............................................................   $  102,900    $  42,173
Deferred...........................................................       17,000      (39,325)
                                                                     ------------  -----------
                                                                      $  119,900    $   2,848
                                                                     ------------  -----------
                                                                     ------------  -----------

    As described in Note 1 to the financial statements, the Company is currently an S Corporation for federal income and California franchise tax purposes under Subchapter S of the Internal Revenue Code and the corresponding provisions of the California statute. In connection with the closing of the proposed public offering as discussed in Note 11, the Company's S Corporation status will terminate and the Company will be taxed as a C Corporation. The following unaudited pro forma income tax information has

                         FUTURE MEDIA PRODUCTIONS, INC.

                                 JUNE 30, 1998

7. INCOME TAXES (CONTINUED)
been determined as if the Company operated as a C Corporation for the year ended December 31, 1997 and the six months period ended June 30, 1998.

                                                                                   SIX MONTHS
                                                                      YEAR ENDED   ENDED JUNE
                                                                     DECEMBER 31       30
                                                                         1997         1998
                                                                     ------------  -----------
Federal tax provisions.............................................   $2,483,100    $  64,550
State income taxes net of federal benefit..........................      425,800       11,391
                                                                     ------------  -----------
Total pro forma income tax provision...............................   $2,908,900    $  75,941
                                                                     ------------  -----------
                                                                     ------------  -----------

    The difference between actual income tax expense and the U. S. Federal statutory income tax rate is as follows:

                                                                      YEAR ENDED     SIX MONTHS
                                                                      DECEMBER 31   ENDED JUNE 30
                                                                         1997           1998
                                                                     -------------  -------------
Statutory rate.....................................................         34.0%          34.0%
State tax provision................................................          1.5            1.5
S Corporation status...............................................        (34.0)         (34.0)
                                                                           -----          -----
Effective tax rate.................................................          1.5%           1.5%
                                                                           -----          -----
                                                                           -----          -----

    Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Income tax expenses is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liabilities accounts.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

    Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                      DECEMBER 31    JUNE 30
                                                                          1997         1998
                                                                      ------------  ----------
Stock warrants......................................................   $   --       $   45,825
Bad debt allowance..................................................        3,700        4,300
Other...............................................................        4,600        5,500
                                                                      ------------  ----------
Total deferred assets...............................................        8,300       55,625

Depreciation........................................................      (68,300)     (76,300)
                                                                      ------------  ----------
Total deferred liabilities..........................................      (68,300)     (76,300)
                                                                      ------------  ----------
Net deferred tax liabilities........................................   $  (60,000)  $  (20,675)
                                                                      ------------  ----------
                                                                      ------------  ----------

                         FUTURE MEDIA PRODUCTIONS, INC.

                                 JUNE 30, 1998

8. COMMITMENTS

    The Company leases two office and manufacturing facilities in Valencia, California, under operating leases. One of the leases expires in February 2002. The other lease expires in May 2007 and is with a company owned by the shareholders of the Company. Both leases provide for adjustments to the monthly base rent periodically, based on the Consumer Price Index.

    At June 30, 1998, future minimum lease payments required under the lease arrangement are as follows:

                                                         RELATED
                                                          PARTY        OTHER        TOTAL
                                                       ------------  ----------  ------------
Six months ended December 31, 1998...................   $  120,000   $  133,688  $    253,688
Year ended December 31:
  1999...............................................      240,000      267,886       507,886
  2000...............................................      240,000      260,644       500,644
  2001...............................................      240,000      257,364       497,364
  2002...............................................      240,000       43,527       283,527
  2003...............................................      240,000          570       240,570
  Thereafter.........................................      820,000       --           820,000
                                                       ------------  ----------  ------------
                                                        $2,140,000   $  963,679  $  3,103,679
                                                       ------------  ----------  ------------
                                                       ------------  ----------  ------------

    Total rent expense pursuant to these leases was $395,672 and $248,412 for the year ended December 31, 1997 and the six months ended June 30, 1998, respectively. Rental payments to related parties were $140,000 and $120,000 for the year ended December 31, 1997 and the six months ended June 30, 1998, respectively.

9. STOCKHOLDERS' EQUITY

    STOCK OPTIONS

    In April 1998 the Company adopted a Stock Incentive Plan (Stock Plan). Each executive officer, employee, non-employee director or consultant of the Company or any of its future subsidiaries is eligible to be considered for the grant of awards under the Stock Plan. A maximum of 900,000 (1,200,000 as amended on August 25, 1998) shares of common stock may be issued pursuant to awards granted under the Stock Plan, subject to certain adjustments to prevent dilution. Any shares of common stock subject to an award which for any reason expires or terminates unexercised are again available for issuance under the Stock Plan. The options vest generally at periods up to 5 years. The Stock Plan will be administered by the Company's Board of Directors or by a committee of two or more non-employee directors appointed by the Board of Directors. The Stock Plan authorizes the grant of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock and stock bonuses. No stock appreciation rights are outstanding at June 30, 1998.

                         FUTURE MEDIA PRODUCTIONS, INC.

                                 JUNE 30, 1998

9. STOCKHOLDERS' EQUITY (CONTINUED)
    A summary of the Company's stock option activity, and related information is as follows:

                                                                   OUTSTANDING STOCK OPTIONS
                                                             -------------------------------------
                                                                           WEIGHTED
                                                                            AVERAGE
                                                                           EXERCISE     EXERCISE
                                                              NUMBER OF    PRICE PER    PRICE PER
                                                               OPTIONS       SHARE        SHARE
                                                             -----------  -----------  -----------
Outstanding at December 31, 1997...........................      --        $  --        $  --
  Granted..................................................     648,000        11.20        11.20
                                                             -----------  -----------  -----------
Outstanding at June 30, 1998...............................     648,000    $   11.20    $   11.20
                                                             -----------  -----------  -----------
                                                             -----------  -----------  -----------
Exercisable at:
  June 30, 1998............................................      --        $  --        $  --
                                                             -----------  -----------  -----------
                                                             -----------  -----------  -----------

    At June 30, 1998, 252,000 shares were available for future grant. The weighted average remaining contractual life for the outstanding options is 10 years at June 30, 1998.

    If the Company had elected to recognize compensation expense based on the fair value of the options granted at grant date for its stock-based compensation plans consistent with the method prescribed by SFAS No. 123, the Company's net income would have been reduced by approximately $44,504 for the six month period ended June 30, 1998 and pro forma basic and diluted earnings per share (unaudited) would have been $0.01 and $0.01, respectively. The fair value of the options is estimated using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 1998: dividend yield of 0.0%; risk free interest rate of 6.5%; and expected life of 5.0 years.

    Subsequent to June 30, 1998, the Company granted a total of 180,000 stock options under the Stock Plan at an exercise price of $11.90 per share, which was determined to be not less than the estimated fair market value of the stock at the date of the grant.

    WARRANTS

    On January 1, 1998, the Company granted to one of its officers warrants to purchase 366,600 shares of common stock. Each warrant provides for the purchase of one share of common stock at $0.0017 per share, resulting in stock warrant compensation expense of $3,055,000 for the six months ended June 30, 1998, with the warrants expiring on December 31, 2007. None of these warrants have any voting rights, dividend rights or preferences until such time as they are exercised for shares of common stock. As of June 30, 1998, no warrants have been exercised.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial statements:

    CASH AND CASH EQUIVALENTS:  The carrying amount approximates fair value.

                         FUTURE MEDIA PRODUCTIONS, INC.

                                 JUNE 30, 1998

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    ACCOUNTS RECEIVABLE, OTHER RECEIVABLES, ACCOUNTS PAYABLE AND ACCOUNTS PAYABLE-EQUIPMENT: The carrying amount approximates fair value.

    LINE OF CREDIT AND LONG-TERM DEBT: The carrying amounts of the Company's borrowings under its short-term revolving credit arrangements approximate their fair value. The fair values of the Company's long-term debts are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of long-term debts approximate their fair values.

11. PROPOSED INITIAL PUBLIC OFFERING

    On August 25, 1998, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission, relating to an initial public offering of shares of the Company's unissued common stock and shares to be sold by selling shareholders.

    Effective August 25, 1998 the Board of Directors approved a six hundred-for-one stock split of the Company's common stock. All references in the accompanying financial statements to the number of shares of common stock and per common share amounts have been retroactively adjusted to reflect the stock split. In addition, the Company's capital structure was changed to reflect 45,000,000 shares of authorized no par value common stock and authorize an additional 5,000,000 shares of no par value preferred stock. The Board of Directors has authority to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares of preferred stock without any future vote or action by the shareholders.

    It is expected that the S Corporation status of the Company will terminate upon the closing of the offering and, thereafter, the Company will be subject to federal and state income taxes. As a result of terminating its S Corporation status, the Company will pay a distribution to its shareholders, in an amount sufficient to cover the anticipated taxes on earnings of the Company for the period January 1, 1998 through the date of termination of the S Corporation status.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors

Future Media Productions, Inc.

Valencia, California

    We have audited the accompanying balance sheets of Future Media Productions, Inc. as of December 31, 1995 and 1996, and the related statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Future Media Productions, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          Brown, Leifer, Slatkin + Berns

Studio City, California
April 10, 1997, except for note 13, as to which the date is August 25, 1998

Studio City, California

                         FUTURE MEDIA PRODUCTIONS, INC.

                                 BALANCE SHEETS

                           DECEMBER 31, 1995 AND 1996

                                                                                         1995           1996
                                                                                     -------------  -------------
                                                     ASSETS
Current Assets:
  Accounts receivable, net.........................................................  $   8,320,164  $   4,247,414
  Inventories......................................................................        780,773      2,157,570
  Due from shareholders............................................................      1,489,000      4,657,741
  Prepaid expenses.................................................................        145,852        189,390
  Deferred taxes...................................................................        110,099       --
                                                                                     -------------  -------------
    Total Current Assets...........................................................     10,845,888     11,252,115

Fixed assets, net..................................................................     11,896,018     12,096,647

Other Assets:
  Deposits.........................................................................        151,931        520,553
  Investments......................................................................       --              275,000
  Organization and start-up costs, net.............................................         15,097         10,965
                                                                                     -------------  -------------
                                                                                           167,028        806,518
                                                                                     -------------  -------------
                                                                                     $  22,908,934  $  24,155,280
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Bank overdraft...................................................................  $   1,929,825  $   1,657,774
  Line of credit...................................................................       --              366,960
  Current portion of loan payable..................................................      3,400,000      2,400,200
  Current portion capital leases payable...........................................          7,155          8,478
  Deferred taxes...................................................................       --               43,000
  Accounts payable--trade..........................................................      2,422,756      2,558,574
  Accounts payable--capital equipment..............................................        842,023        169,969
  Accrued expenses--royalties......................................................      3,790,000      1,076,084
  Accrued expenses.................................................................        446,951        584,426
                                                                                     -------------  -------------
    Total Current Liabilities......................................................     12,838,710      8,865,465
                                                                                     -------------  -------------

Long-Term Debt, net of current portion:
  Loan payable--Bank...............................................................      4,750,343      2,128,751
  Obligations under capital leases.................................................         14,904         16,624
                                                                                     -------------  -------------
                                                                                         4,765,247      2,145,375

Shareholders' Equity:
  Preferred stock, no par value; 5,000,000 shares authorized; none issued and
    outstanding....................................................................       --             --
  Common stock, no par value; 45,000,000 shares authorized; 9,000,000 shares issued
    and outstanding................................................................         15,000         15,000
  Retained earnings................................................................      5,289,977     13,129,440
                                                                                     -------------  -------------
                                                                                         5,304,977     13,144,440
                                                                                     -------------  -------------
                                                                                     $  22,908,934  $  24,155,280
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                See accompanying notes to financial statements.

                         FUTURE MEDIA PRODUCTIONS, INC.

                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                                                         1995           1996
                                                                                     -------------  -------------
Sales..............................................................................  $  26,971,939  $  25,814,061
Cost of Goods Sold.................................................................     14,875,342     12,113,023
                                                                                     -------------  -------------
Gross Profit.......................................................................     12,096,597     13,701,038
Selling, General and Administrative Expenses.......................................      6,092,719      2,536,743
                                                                                     -------------  -------------
Income From Operations.............................................................      6,003,878     11,164,295
Other Income (Expenses):
  Interest income..................................................................         12,487        251,680
  Interest expense.................................................................       (957,200)    (1,108,253)
  Other income (expense), net......................................................         54,184        141,995
                                                                                     -------------  -------------
                                                                                          (890,529)      (714,578)
                                                                                     -------------  -------------
Change in Accounting Estimate:
  Income adjustment for reduction in estimated royalty liabilities.................       --            3,770,000
                                                                                     -------------  -------------
Income Before Provision for State Income Taxes.....................................      5,113,349     14,219,717
Provision for State Income Taxes...................................................         72,300        223,289
                                                                                     -------------  -------------
Net Income.........................................................................  $   5,041,049  $  13,996,428
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                See accompanying notes to financial statements.

                         FUTURE MEDIA PRODUCTIONS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                                 COMMON STOCK
                                                             ---------------------    RETAINED
                                                               SHARES     AMOUNT      EARNINGS         TOTAL
                                                             ----------  ---------  -------------  -------------
Balance at January 1, 1995.................................   9,000,000  $  15,000  $     248,928  $     263,928
Shareholders' dividends....................................      --         --           --             --
Net income.................................................      --         --          5,041,049      5,041,049
                                                             ----------  ---------  -------------  -------------
Balance at December 31, 1995...............................   9,000,000     15,000      5,289,977      5,304,977
Shareholders' dividends....................................      --         --         (6,156,965)    (6,156,965)
Net income.................................................      --         --         13,996,428     13,996,428
                                                             ----------  ---------  -------------  -------------
Balance at December 31, 1996...............................   9,000,000  $  15,000  $  13,129,440  $  13,144,440
                                                             ----------  ---------  -------------  -------------
                                                             ----------  ---------  -------------  -------------

                See accompanying notes to financial statements.

                         FUTURE MEDIA PRODUCTIONS, INC.

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

                                                                                          1995           1996
                                                                                      ------------  --------------
Cash Flows From Operating Activities:
  Net income........................................................................  $  5,041,049  $   13,996,428
  Adjustments to reconcile net income to net cash provided by operating activities:.....................................................................
    Depreciation and amortization...................................................     1,053,046       1,388,659
    Deferred income taxes...........................................................      (110,099)        153,099
    Provision for bad debts.........................................................     4,922,944         281,711
    Change in accounting estimate...................................................       --           (3,770,000)
    Net changes in other operating assets and liabilities:..........................
      (Increase) decrease in accounts receivable....................................    (9,124,262)      3,791,039
      Increase in inventory.........................................................      (289,906)     (1,376,797)
      (Increase) decrease in prepaid expenses.......................................        49,633         (43,538)
      Increase in other assets......................................................      (126,929)       (643,622)
      Increase in notes receivable from affiliate...................................    (3,329,000)       --
      Increase in accounts payable and accrued expenses.............................     3,284,327         657,323
                                                                                      ------------  --------------
Net Cash Provided By Operating Activities...........................................     1,370,803      14,434,302
                                                                                      ------------  --------------

Cash Flows From Investing Activities:
  Purchase of fixed assets..........................................................    (6,276,871)     (1,585,156)
                                                                                      ------------  --------------
Net Cash Used By Investing Activities:..............................................    (6,276,871)     (1,585,156)
                                                                                      ------------  --------------
Cash Flows From Financing Activities:
  Other borrowings..................................................................     1,929,825        (272,051)
  Borrowings/(repayments) on line of credit.........................................      (221,695)        366,960
  Proceeds from long-term debt......................................................     7,716,303        --
  Repayments on long-term debt......................................................    (1,909,744)     (3,618,349)
  Advances to shareholders..........................................................    (1,489,000)     (4,507,741)
  Repayments on notes payable - officers............................................    (1,160,132)       --
  Cash dividend paid................................................................       --           (4,817,965)
                                                                                      ------------  --------------
Net Cash Provided (Used) By Financing Activities....................................     4,865,557     (12,849,146)
                                                                                      ------------  --------------
Net Decrease in Cash                                                                       (40,511)              0
                                                                                      ------------  --------------
Cash and Equivalents, Beginning of Year.............................................        40,511               0
                                                                                      ------------  --------------
                                                                                      ------------  --------------
Cash and Equivalents, End of Year...................................................  $          0  $            0
                                                                                      ------------  --------------
                                                                                      ------------  --------------
Supplemental Disclosures of Cash Flows Information:
  Cash paid during the year for:
    Interest........................................................................  $  1,022,422  $    1,108,253
                                                                                      ------------  --------------
                                                                                      ------------  --------------
    State Income taxes..............................................................  $    186,000  $       91,000
                                                                                      ------------  --------------
                                                                                      ------------  --------------
Noncash financing activities:
  Dividend declaration..............................................................  $    --       $    6,156,965
  Reduction of shareholders' receivables............................................  $    --           (1,339,000)
                                                                                      ------------  --------------
    Cash dividend paid..............................................................  $    --       $    4,817,965
                                                                                      ------------  --------------
                                                                                      ------------  --------------

                See accompanying notes to financial statements.

                         FUTURE MEDIA PRODUCTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1996

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    (a) Organization:

    Future Media Productions, Inc. ("the Company") was incorporated in the state of California on June 8, 1994. Operations commenced in October 1994.

    (b) Business Activities:

    The Company is a manufacturer of compact discs ("CD's") selling principally to computer hardware distributors and software publishers.

    (c) Cash and Equivalents:

    The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 1995 and 1996.

    The Company maintains cash balances at two banks. Accounts at those institutions are insured by the Federal Deposit Insurance Corporation up to $100,000.

    (d) Concentration of Credit Risk:

    The Company manufactures and distributes CD's principally to computer hardware distributors and software publishers throughout the United States. The Company grants credit to its customers and does not require collateral. Credit evaluations are performed periodically as needed. Concentrations of credit exist with related parties which are described in Note 6.

    (e) Revenue Recognition and Cost of Goods Sold:

    Revenues are recognized when products are shipped. Cost of goods sold consists primarily of raw material purchases, direct labor, depreciation of plant equipment, royalties payable on the sale of CDs and rent and utilities related to the plant facility.

    In 1995 and 1996, due to production capacity limitations, certain customer sales orders were fulfilled by the Company by purchasing CDs from outside third parties. These sales totaled approximately $5.4 million in 1995 and $1.5 million in 1996 with the corresponding costs totaling approximately $4.8 million and $1.3 million for 1995 and 1996, respectively. The Company has elected to present these sales on a net basis, and therefore has included only the net revenues from these transactions of $604,000 and $189,000 as sales in the Company's statements of income for 1995 and 1996, respectively.

    (f) Income Taxes:

    The Company has elected to be taxed under the "S" corporation provisions of the Internal Revenue Code which provide that, in lieu of corporate income taxes, the shareholders separately account for their pro rata share of the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for corporate federal income taxes. Similar provisions apply for California income tax reporting; however, California tax law provides for a 1 1/2% tax at the corporate level. Accordingly, the income tax provision consists of the 1 1/2% tax due on the California taxable income of the Company.

                         FUTURE MEDIA PRODUCTIONS, INC.

                           DECEMBER 31, 1995 AND 1996

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    (g) Fixed Assets and Depreciation:

    Fixed assets are stated at cost and are depreciated over their useful lives ranging from five to fifteen years. Depreciation is computed using the straight-line and declining balance methods. Maintenance and repairs are charged to expense as incurred and costs of additions and betterments that increase the useful lives are capitalized. Amortization of leased property is computed by the straight-line method over the lesser of the asset or life of the lease.

    (h) Organization Costs:

    The Company incurred certain organization and start-up costs. These costs are being amortized over five years using the straight-line method.

    (i) Inventory:

    Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market.

    (j) Investments:

    Investments are recorded at cost which approximates fair market value.

    (k) Use of Estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    (l) Advertising Costs:

    Advertising costs are charged to operations at the time the costs are incurred.

    Advertising costs charged to operations were $51,446 and $2,881 for the years ended December 31, 1995 and 1996, respectively.

    (m) Reclassifications:

    Certain reclassifications have been made to the December 31, 1995 financials statements to conform to the presentation in 1996.

NOTE 2--ACCOUNTS RECEIVABLE:

    As of December 31, 1995 and 1996, accounts receivable consisted of the following:

                                                                       1995           1996
                                                                   -------------  ------------
Trade accounts receivable........................................  $   9,929,108  $  4,545,853
Less: Allowance for bad debts....................................     (1,608,944)     (298,439)
                                                                   -------------  ------------
Accounts receivable, net.........................................  $   8,320,164  $  4,247,414
                                                                   -------------  ------------
                                                                   -------------  ------------

                         FUTURE MEDIA PRODUCTIONS, INC.

                           DECEMBER 31, 1995 AND 1996

NOTE 2--ACCOUNTS RECEIVABLE: (CONTINUED)
    See also Note 6, "Related Party Transactions and Major Customers."

NOTE 3--INVENTORIES:

    Inventories as of December 31, 1995 and 1996 consisted of the following:

                                                                         1995         1996
                                                                      ----------  ------------
Raw materials.......................................................  $  234,097  $    733,152
Work-in process and finished goods..................................     546,676     1,424,418
                                                                      ----------  ------------
                                                                      $  780,773  $  2,157,570
                                                                      ----------  ------------
                                                                      ----------  ------------

NOTE 4--FIXED ASSETS:

    Fixed assets as of December 31, 1995 and 1996 consisted of the following:

                                                                     1995           1996
                                                                 -------------  -------------
Plant equipment................................................  $  12,743,960  $  14,274,767
Computer equipment.............................................         74,473         82,595
Office furniture and equipment.................................         52,149         52,149
Computer software..............................................         11,399         13,074
Automotive equipment...........................................         21,968         21,968
Leasehold improvements.........................................        132,413        170,591
Leased property under capitalized leases.......................         37,906         44,280
                                                                 -------------  -------------
                                                                    13,074,268     14,659,424
  Less: Accumulated depreciation and amortization..............     (1,178,250)    (2,562,777)
                                                                 -------------  -------------
                                                                 $  11,896,018  $  12,096,647
                                                                 -------------  -------------
                                                                 -------------  -------------

    Depreciation expense was $1,048,955 and $1,384,527 for the years ended December 31, 1995 and 1996, respectively.

NOTE 5--ORGANIZATION COSTS:

    Organization costs as of December 31, 1995 and 1996 consisted of the following:

                                                                            1995       1996
                                                                          ---------  ---------
Organization costs......................................................  $  20,559  $  20,559
Accumulated amortization................................................     (5,462)    (9,594)
                                                                          ---------  ---------
  Organization costs, net...............................................  $  15,097  $  10,965
                                                                          ---------  ---------
                                                                          ---------  ---------

    Amortization expense was $4,091 and $4,132 for the years ended December 31, 1995 and 1996, respectively.

                         FUTURE MEDIA PRODUCTIONS, INC.

                           DECEMBER 31, 1995 AND 1996

NOTE 6--RELATED PARTY TRANSACTIONS AND MAJOR CUSTOMERS:

    During the years ended December 31, 1995 and 1996, the majority of the Company's revenue activity consisted of sales to one affiliated company, the majority of which is owned by the shareholders of Future Media Productions, Inc.

    Sales to this affiliate, an original manufacturer of personal computers were $20,915,333 and $14,161,395 for the years ended 1995 and 1996 respectively. Such sales represented 77% and 55% of the Company's sales revenue for the years ended December 31, 1995 and 1996, respectively. At December 31, 1995 and 1996 accounts receivable from this affiliate were $6,587,451 and $1,601,323, or 66% and 35% of total trade receivables, respectively.

    The Company also had sales to a repackager of computer peripherals, another affiliate, the majority of which is owned by the shareholders of Future Media Productions, Inc. Such sales amounted to $4,212,049 and $34,668 for the years ended December 31, 1995 and 1996, respectively. At December 31, 1995, accounts receivable were $1,533,944, or 15% of total trade receivables. At December 31, 1996, there were no outstanding accounts receivable from this affiliate.

    During the second quarter of 1996 the Company wrote off accounts receivable balances in the amount of $1,559,017 that were previously outstanding and reserved for during 1995. The Company also wrote off advances of $3,329,000 to the same affiliate which had also been reserved for at 100% during 1995. The affiliate has ceased operations and is insolvent.

    Advances in the amount of $4,657,741 were made to shareholders of the corporation which are evidenced by promissory notes which bear interest at the Company's borrowing rate of prime plus 3%. (At December 31, 1996 the prime rate of interest was 8.25%.)

NOTE 7--LOANS PAYABLE--BANK:

    The Company has a credit facility in the amount of $15,000,000 with a Finance Company which expires July 31, 1997. As discussed below, such limit covers borrowings under a revolving line of credit for working capital purposes and a line of credit for the purchase of certain equipment. All loans under the credit facility bear interest at an annual rate of prime plus 3% (at December 31, 1996 the prime rate was 8.25%), however, in no event shall the interest rate be less than 8%. The credit facility is secured by accounts receivable, equipment, inventory and other assets, and is personally guaranteed by shareholders of the Company. The agreement provides for certain restrictions on cash distributions and debt repayments to shareholders.

    The agreement provides for a revolving line of credit for working capital purposes whereby the Finance Company may advance funds to the Company provided the total amount of outstanding advances at any one time does not exceed the eligible borrowing base as determined by the Finance Company. At December 31, 1996, the Company had a balance due to the Finance Company of $366,960 under the revolving line of credit arrangement.

    The agreement also provides for a line of credit for certain equipment purchases. Advances up to 80% of the purchase price may be made by the Finance Company. The facility funded the first $3,000,000 of advances which are being repaid in equal monthly principal installments of $83,350 plus interest through

                         FUTURE MEDIA PRODUCTIONS, INC.

                           DECEMBER 31, 1995 AND 1996

NOTE 7--LOANS PAYABLE--BANK: (CONTINUED)
February 28, 1998. The second advance of $2,400,000 is being repaid in equal monthly principal installments of $100,000 plus interest through February 28, 1997. A third advance of $4,646,000 is to be repaid in equal monthly payments of $100,000 plus interest through September 30, 1999.

    Future maturities of long-term debt are as follows:

1997............................................................  $2,400,200
1998............................................................   1,282,750
1999............................................................     846,001
                                                                  ----------
Total...........................................................  $4,528,951
                                                                  ----------
                                                                  ----------

    The Company's weighted average interest rate on its debt was 12.7% and 12.0% for the years ended December 31, 1995 and 1996, respectively.

    Subsequent to December 31, 1996, the Company's borrowing facility was paid in full and a new credit arrangement was entered into with a new lender which provides borrowings in an amount not to exceed the lesser of $12,000,000, or 80% of eligible accounts receivable plus the sum of $6,500,000 which is repayable in monthly principal installments of $217,000. Outstanding balances will bear interest at a rate of prime plus 2% per annum, however the interest rate will not be less than 7% per annum. The facility has an initial maturity date of February 28, 1998, however, the agreement provides for automatic renewals and is subject to certain restrictive covenants and a $60,000 loan fee payable at $5,000 per month. The facility is secured by accounts receivable, equipment, inventory and other assets and is personally guaranteed by shareholders of the Company.

NOTE 8--CAPITAL LEASE OBLIGATIONS:

    The Company leases certain equipment with lease terms through November, 1999. Obligations under capital leases have been recorded in the accompanying financial statements at the present value of future minimum lease payments, discounted at interest rates ranging from 11.02% to 16.60%. The capitalized cost of $44,280, less accumulated depreciation of $8,482 is included in property, plant, and equipment in the accompanying financial statements. Depreciation expense for this equipment for the years ended December 31, 1995 and 1996 was $3,791 and $4,216, respectively.

    Obligations under capital leases consist of the following:

Total..............................................................  $  25,102
Less: Current portion..............................................      8,478
                                                                     ---------
Long-term portion..................................................  $  16,624
                                                                     ---------
                                                                     ---------

                         FUTURE MEDIA PRODUCTIONS, INC.

                           DECEMBER 31, 1995 AND 1996

NOTE 8--CAPITAL LEASE OBLIGATIONS: (CONTINUED)
    The future minimum lease payments under the capital leases and the net present value of the future minimum lease payments are as follows for the years ended December 31,

1997...............................................................  $  16,102
1998...............................................................      7,332
1999...............................................................      5,427
                                                                     ---------
Total future minimum lease payments................................     28,861
Less, amount representing interest.................................      3,759
                                                                     ---------
Present value of future minimum lease payments.....................  $  25,102
                                                                     ---------
                                                                     ---------

NOTE 9--INCOME TAXES:

    The provision for state income taxes for the year ended December 31, 1995 and 1996 is as follows:

                                                                          1995         1996
                                                                       -----------  ----------
  Current............................................................  $   182,399  $   70,190
  Deferred...........................................................     (110,099)    153,099
                                                                       -----------  ----------
                                                                       $    72,300  $  223,289
                                                                       -----------  ----------
                                                                       -----------  ----------

    The difference between actual income tax expense and the U.S. Federal statutory income tax rate is as follows:

                                                                        1995             1996
                                                                   ---------------  ---------------
Statutory rate...................................................         34.0%            34.0%
State tax provision..............................................          1.5              1.5
S corporation status.............................................        (34.0)           (34.0)
                                                                         -----            -----
Effective tax rate...............................................          1.5%             1.5%
                                                                         -----            -----
                                                                         -----            -----

    Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expenses is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liabilities accounts.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying accounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                         FUTURE MEDIA PRODUCTIONS, INC.

                           DECEMBER 31, 1995 AND 1996

NOTE 9--INCOME TAXES: (CONTINUED)

    Significant components of the Company's deferred tax liabilities and assets as of December 31, 1995 and 1996 are as follows:

                                                                           1995        1996
                                                                        ----------  ----------
Bad debt allowance....................................................  $   74,000  $    4,500
Royalty accruals......................................................      56,800      --
Other deferred assets.................................................       3,699       4,700
                                                                        ----------  ----------
    Total deferred assets.............................................     134,499       9,200

Depreciation allowances...............................................     (24,400)    (52,200)
                                                                        ----------  ----------
    Total deferred liabilities........................................     (24,400)    (52,200)
                                                                        ----------  ----------
    Net deferred taxes................................................  $  110,099  $  (43,000)
                                                                        ----------  ----------
                                                                        ----------  ----------

NOTE 10--COMMITMENTS AND CONTINGENT LIABILITIES:

    The Company leases its office and manufacturing facility in Valencia, California under an operating lease which expired in February 1997, at which time, a 5 year renewal option was exercised. The lease provides for adjustments to the monthly base rent periodically, based on the consumer price index.

    Future minimum lease payments required under the lease arrangement are as follows:

YEARS ENDING
DECEMBER 31,
--------------------------------------------------------------------------------
1997............................................................................  $    245,419
1998............................................................................       245,419
1999............................................................................       245,419
2000............................................................................       245,419
2001............................................................................       245,419
Thereafter......................................................................        40,902
                                                                                  ------------
                                                                                  $  1,267,997
                                                                                  ------------
                                                                                  ------------

    Rent expense pursuant to this lease was $229,056 and $234,515 for the years ended December 31, 1995 and 1996, respectively.

    The Company is subject to pending legal actions. Based upon the preliminary stages of the various proceedings, the Company's legal counsel can not assess the liability, if any, which may result from such litigation and no provision for any such liability has been made on the financial statements.

NOTE 11--CHANGE IN ACCOUNTING ESTIMATE OF ROYALTY LIABILITIES:

    The Company executed license agreements with two developers of compact disc ("CD") technology effective June 1, 1996 and October 1, 1996, respectively. The agreements set forth royalty rates payable to the licensors for the license to manufacture and sell CD's. Settlements totaling $70,000 for CD sales occurring prior to the effective dates of the agreements were reached. As a result of the settlement amounts, the Company's prior estimates of royalty liabilities were overstated by approximately $3,470,000

                         FUTURE MEDIA PRODUCTIONS, INC.

                           DECEMBER 31, 1995 AND 1996

NOTE 11--CHANGE IN ACCOUNTING ESTIMATE OF ROYALTY LIABILITIES: (CONTINUED) in 1995 and $300,000 in 1994. Pursuant to the license agreements and settlements, royalty liabilities in the amount of $1,151,084 were expensed through December 31, 1996.

NOTE 12--FAIR VALUE OF FINANCIAL INSTRUMENTS:

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial statements:

    CASH AND CASH EQUIVALENTS:  The carrying amount approximates fair value.

    ACCOUNTS RECEIVABLE, OTHER RECEIVABLES, ACCOUNTS PAYABLE AND ACCOUNTS PAYABLE-EQUIPMENT: The carrying amount approximates fair value.

    LINE OF CREDIT AND LONG-TERM DEBT: The carrying amounts of the Company's borrowings under its short-term revolving credit arrangements approximate their fair value. The fair values of the Company's long-term debts are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of long-term debts approximate their fair values.

NOTE 13--PROPOSED INITIAL PUBLIC OFFERING (UNAUDITED):

    During August, 1998, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission, relating to an initial public offering of shares of the Company's unissued common stock and shares to be sold by selling shareholders.

    Effective August 25, 1998 the Board of Directors approved a six hundred-for-one stock split of the Company's common stock. All references in the accompanying financial statements to the number of shares of common stock and per common share amounts have been retroactively adjusted to reflect the stock split. In addition, the Company's capital structure will be changed to reflect 45,000,000 shares of common stock and authorize an additional 5,000,000 shares of preferred stock. The Board of Directors has authority to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares of preferred stock without any future vote or action by the shareholders.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INVESTORS SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER FUTURE MEDIA, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS HAVE AUTHORIZED ANYONE TO PROVIDE INVESTORS WITH DIFFERENT INFORMATION. NO OFFER TO SELL THESE SECURITIES IS BEING MADE IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. ALL INFORMATION CONTAINED IN THIS PROSPECTUS SHOULD NOT BE ASSUMED TO BE ACCURATE AS OF ANY OTHER DATE THAN THE DATE OF THIS PROSPECTUS.

                              --------------------

                              P R O S P E C T U S

                              --------------------

UNTIL                    , ALL DEALERS EFFECTING TRANSACTIONS IN THESE
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               September   , 1998

                                         Shares

                                     [LOGO]

                                  Common Stock

                       PRUDENTIAL SECURITIES INCORPORATED

                           ING BARING FURMAN SELZ LLC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table itemizes the expenses incurred by the Registrant in connection with the issuance and distribution of the Securities being registered, other than underwriting discounts. All the amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

Registration fee--Securities and Exchange Commission............  $  14,750
NASD filing fee.................................................      5,500
Nasdaq National Market fee......................................     60,000
Accounting fees and expenses....................................    150,000
Legal fees and expenses (other than blue sky)...................    300,000
Blue sky fees and expenses, including legal fees................     10,000
Printing; stock certificates....................................    125,000
Transfer agent and registrar fees...............................      5,000
Consulting fees.................................................    340,000
Miscellaneous...................................................     39,750
                                                                  ---------
Total...........................................................  $1,050,000
                                                                  ---------
                                                                  ---------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Registrant's Articles of Incorporation include a provision that eliminates the personal liability of its directors to the Registrant and its shareholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances. This limitation has no effect on a director's liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Registrant or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Registrant or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the Registrant or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, (vi) under Section 310 of the California Corporations Code (the "California Code") (concerning contracts or transactions between the Registrant and a director) or (vii) under Section 316 of the California Code (concerning directors' liability for improper dividends, loans and guarantees). The provision does not extend to acts or omissions of a director in his capacity as an officer. Further, the provision will not affect the availability of injunctions and other equitable remedies available to the Registrant's shareholders for any violation of a director's fiduciary duty to the Registrant or its shareholders.

    The Registrant's Articles of Incorporation also include an authorization for the Registrant to indemnify its agents (as defined in Section 317 of the California Code), through bylaw provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this latter provision, the Registrant's Bylaws provide for indemnification of the Registrant's directors, officers and employees. In addition, the Registrant, at its discretion, may provide indemnification to persons whom the Registrant is not obligated to indemnify. The Bylaws also allow the Registrant to enter into indemnity agreements with individual directors, officers, employees and other agents. These indemnity agreements have been entered into with all directors and provide the maximum indemnification permitted by law. These agreements, together with the Registrant's Bylaws and Articles of Incorporation, may require the Registrant, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors (other than liabilities resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms.

    The Company and certain of the Company's shareholders (the "Existing Shareholders") plan to enter into a tax indemnification agreement (the "Tax Agreement") relating to their respective income tax liabilities. Because the Company will be fully subject to corporate income taxation after the termination of the Company's S Corporation status, the reallocation of income and deductions between the period during which the Company was treated as an S Corporation and the period during which the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Shareholders on the other only to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of the Company for a year in which it was treated as an S Corporation, the Company will indemnify the Existing Shareholders and the Existing Shareholders will indemnify the Company against any increase in the indemnified party's income tax liability (including interest and penalties and related costs and expenses), with respect to any tax year to the extent such increase results in a related decrease in the income tax liability of the indemnifying party for that year. The Company will also indemnify the Existing Shareholders for all taxes imposed upon them as the result of their receipt of an indemnification payment under the Tax Agreement.

    Section 317 of the California Code and the Registrant's Bylaws make provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933 ("Securities Act").

    Section    of the Underwriting Agreement filed as Exhibit 1.1 hereto sets forth certain provisions with respect to the indemnification of certain controlling persons, directors and officers against certain losses and liabilities, including certain liabilities under the Securities Act.

    The Registrant maintains director and officer liability insurance.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

DOCUMENT                                                                        EXHIBIT NUMBER
-----------------------------------------------------------------------------  -----------------
Proposed form of Underwriting Agreement......................................            1.1
Registrant's Amended and Restated Articles of Incorporation..................            3.1
Registrant's Amended and Restated Bylaws.....................................            3.2
Registrant's Form of Indemnification Agreement...............................           10.3
Tax Agreement................................................................           10.4

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    In August, 1998, the Company issued pursuant to its 1998 Stock Incentive Plan (the "Stock Plan") stock options to purchase an aggregate of 180,000 shares of Common Stock at $11.90 per share to four directors of the Company. The issuance and sale of these securities is exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering, and also pursuant Rule 701 because the offer and sale of the securities was pursuant to a compensatory benefit plan relating to compensation.

    In May 1998, the Company issued pursuant to its 1998 Stock Plan stock options to purchase an aggregate of 648,000 shares of Common Stock at $11.20 per share to 13 employees of the Company. The issuance and sale of these securities is exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering, and also pursuant Rule 701 because the offer and sale of the securities was pursuant to a compensatory benefit plan relating to compensation.

    The Company has agreed to issue to Averil Associates warrants to purchase shares of Common Stock equivalent to 0.25% of the gross proceeds raised in the Offering. The issuance of these warrants was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering, and also pursuant Rule 701 because the offer and sale of the securities was pursuant to a compensatory benefit plan relating to compensation.

    On January 1, 1998 the Company issued warrants to purchase 366,600 shares of Common Stock to David Moss, the Company's Vice President--Operations, for services which had been rendered by Mr. Moss. The issuance of these warrants was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering, and also pursuant Rule 701 because the offer and sale of the securities was pursuant to a compensatory benefit plan relating to compensation.

ITEM 16. EXHIBITS.

  EXHIBIT
  NUMBER                                               EXHIBIT DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement.*
       3.1   Amended and Restated Articles of Incorporation of Registrant.
       3.2   Amended and Restated Bylaws of Registrant.
       4.1   Specimen Stock Certificate of Common Stock of Registrant.*
       5.1   Opinion and Consent of Troop Steuber Pasich Reddick & Tobey, LLP.*
      10.1   1998 Stock Incentive Plan.
      10.2   Form of Registrant's Stock Option Agreement (Non-Statutory Stock Option).
      10.3   Form of Registrant's Stock Option Agreement (Incentive Stock Option).
      10.4   Form of Director and Officer Indemnification Agreement.
      10.5   Form of Tax Indemnification Agreement to be entered into among Registrant and the Existing
               Shareholders.*
      10.6   Employment Agreement, dated August 26, 1998, between the Registrant and Alex Sandel.*
      10.7   Employment Agreement, dated August 26, 1998, between the Registrant and David Moss.
      10.8   Warrant Agreement, dated January 1, 1998, between the Registrant and David Moss.
      10.9   Lease Agreement and Notice of Extension thereof, dated August 24, 1994 and June 13, 1996, respectively, between the Registrant and Hermann Rosen & Florence W. Rosen, Trustees.
     10.10   Lease Agreement, dated May 1, 1997, between the Registrant and Bascal Properties.
     10.11   Loan and Security Agreement dated February 26, 1997, between the Registrant and Greyrock Business
               Credit.
     10.12   Extension Agreement, dated January 16, 1998, between the Registrant and Greyrock Business Credit.
     10.13   Amendment to Loan Agreement, dated April 29, 1998, between the Registrant and Greyrock Business Credit.
     10.14   Amendment to Loan Agreement, dated September 4, 1998, between the Registrant and Greyrock Business
               Credit.
     10.15   Purchase and Sale Agreement, dated November 1, 1997, between the Registrant and Packard Bell NEC, Inc.
     10.16   Preferred Replicator Agreement, dated July 14, 1998, between the Registrant and Cendant Corporation.*
     10.17   Comprehensive CD Disc License Agreement, dated October 1, 1996, between the Registrant and U.S. Phillips
               Corporation.
     10.18   Non-Exclusive Patent License Agreement for Disc Product Manufacturers, dated June 1, 1996, between the
               Registrant and Discovision Associates.
     10.19   Letter Agreement, dated June 15, 1998, between the Registrant and Averil Associates.

  EXHIBIT
  NUMBER                                               EXHIBIT DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
     10.20   Engagement Agreement, dated June 15, 1998, between the Registrant and Averil Associates.
      16.1   Letter from Brown, Leifer, Slatkin + Berns regarding change in accountants.
      23.1   Consent of Troop Steuber Pasich Reddick & Tobey, LLP (included in its opinion filed as Exhibit 5.1 hereto).*
      23.2   Consent of Ernst & Young LLP.
      23.3   Consent of Brown, Leifer, Slatkin + Berns LLP.
      24.1   Power of Attorney (included on signature page).
      27.1   Financial Data Schedule.

------------------------

*   To be filed by Amendment.

    (b) Financial Statement Schedules

    Report of Independent Auditors.

    Schedule II Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

        (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on September 10, 1998.

                                FUTURE MEDIA PRODUCTIONS, INC.

                                By:               /s/ ALEX SANDEL
                                     -----------------------------------------
                                                    Alex Sandel
                                               CHAIRMAN OF THE BOARD,
                                       CHIEF EXECUTIVE OFFICER AND PRESIDENT

                               POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints Alex Sandel and Louis Weiss, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to this Registration Statement and a new Registration Statement filed pursuant to Rule 462(b) of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

       /s/ ALEX SANDEL          Chairman of the Board,
------------------------------    Chief Executive Officer   September 10, 1998
         Alex Sandel              and President

       /s/ LOUIS WEISS          Chief Financial Officer,
------------------------------    Principal Accounting      September 10, 1998
         Louis Weiss              Officer and Secretary

    /s/ SANFORD R. CLIMAN
------------------------------  Director                    September 10, 1998
      Sanford R. Climan

        /s/ MARK DYNE
------------------------------  Director                    September 10, 1998
          Mark Dyne

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

      /s/ DIANA MARANON
------------------------------  Director                    September 10, 1998
        Diana Maranon

      /s/ TIMOTHY CHANEY
------------------------------  Director                    September 10, 1998
        Timothy Chaney

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Future Media Productions, Inc.

    We have audited the financial statements of Future Media Productions, Inc. as of and for the year ended December 31, 1997 and as of and for the six month period ended June 30, 1998, and have issued our report thereon dated September 4, 1998 (included elsewhere in this Registration Statement). The financial statements of Future Media Productions, Inc. as of and for the years ended December 31, 1995 and 1996, were audited by other auditors whose report dated April 10, 1997, expressed an unqualified opinion on those statements. Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. The schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

    In our opinion, the financial statement schedule referred to above as of and for the year ended December 31, 1997, and as of and for the six month period ended June 30, 1998, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Woodland Hills, California
September 4, 1998

                                                                     SCHEDULE II

                         FUTURE MEDIA PRODUCTIONS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                        ALLOWANCE FOR DOUBTFUL ACCOUNTS

            FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997 AND
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 1998

                                                                 COLUMN C
                                             COLUMN B    ------------------------                   COLUMN E
                                           ------------    CHARGED                                ------------
COLUMN A                                    BALANCE AT     TO COSTS     CHARGED      COLUMN D      BALANCE AT
-----------------------------------------   BEGINNING        AND        TO OTHER   -------------     END OF
DESCRIPTION                                 OF PERIOD      EXPENSES     ACCOUNTS   DEDUCTIONS(1)     PERIOD
-----------------------------------------  ------------  ------------  ----------  -------------  ------------
Year Ended December 31, 1995
  (unaudited)............................  $     15,000  $  4,922,944  $   --       $ 3,329,000   $  1,608,944

Year Ended December 31, 1996
  (unaudited)............................     1,608,944       281,711      --         1,592,216        298,439

Year Ended December 31, 1997.............       298,439       955,243      --         1,003,682        250,000

Six-Month Period Ended June 30, 1998.....       250,000        60,000      --            23,416        286,584

------------------------

(1) Uncollectible accounts written off, net of recoveries.